

03056032

AR/S
P.E. 12-31-02

RECD S.E.C.
APR 15 2003
1086

1-11239



2002 ANNUAL REPORT

PROCESSED
APR 16 2003
THOMSON FINANCIAL

HCA INC

Hospital Corporation of America[SM]



HCA Inc. is one of the leading health care services companies in the United States. As of December 31, 2002, the Company operated 179 hospitals and 78 ambulatory surgery centers ("ASC") including 6 hospitals and 4 ASCs operated by 50/50 equity joint ventures. The Company's facilities are located in 22 states, England and Switzerland.

Contents:

Shareholder Letter page 2 | Financial Highlights page 5 | HCA Cares Profiles page 6 | Financial Review page 13 | Mission and Values Statement inside back cover

HCA Cares
The Program

Through a unique public-private endeavor called HCA Cares, HCA, the U.S. Department of Labor and partner nursing programs across the country are developing the healthcare workforce of the future.

HCA Cares is a national scholarship program that is training people for careers in healthcare and then employing them at HCA hospitals. An innovative $15 million partnership, HCA Cares was originally created to help people who lost jobs following the tragedy of September 11 and to help solve the national shortage of healthcare professionals.

Today, the collaborative program is helping train students to become nursing professionals, surgical technicians and radiology technologists, depending on local needs, by enabling qualified individuals to enroll in some of the country's top nursing and medical technology schools.

The program was launched in December 2001, with HCA and the U.S. Department of Labor each contributing $5 million. By combining resources, the two organizations are providing funds for new scholarships, childcare and transportation services for scholarship recipients and training resources, including faculty, classroom space and supplies. In 2002, new markets were added to the program and HCA contributed an additional $5 million to meet the overwhelming demand for these healthcare scholarships.

So far, HCA Cares has awarded 500 scholarships valued at more than $5.7 million. Scholarship recipients come from a variety of industries, including airline, restaurant, telecommunications, banking and tourism. Some of them lost their jobs following September 11, while others are under-employed or unemployed and hoping to fulfill long-time dreams by starting new careers in healthcare.

At HCA, we believe that the trained nurse is the heart and soul of any healthcare organization.

Shareholder Letter

Dear Shareholders,

The year 2002 was remarkable for HCA in many ways, and for us, it was significant on a personal level. With its culmination, 2002 was the first full year we served as HCA's Chairman/CEO and President/COO. We are proud of that fact, not only because we have the good fortune to work with what we believe is one of the finest management teams and the best network of hospitals in healthcare today, but more notably because this past year brought achievements in a number of important areas. The Company's advances in technology and demonstrated commitment to patient safety, combined with sound financial performance, were reason enough to be pleased; but those results were accompanied by other positive events.

In 2002, HCA achieved significant progress towards resolving the various investigations of the Company by the Federal government. In March, we reached an understanding with the Centers for Medicare and Medicaid Services (CMS) to close the books on more than 2,600 cost reports and home office cost statements, as well as related appeals. This understanding put a great deal of uncertainty behind us...but there was more good news to come. In December, we reached an understanding with the U.S. Department of Justice to resolve all remaining civil issues related to cost reports, physician relations, and wound care issues, signaling an end to a period of government investigation that has arguably been the most difficult time in the Company's history. We are most pleased we were able to reach understandings to put these issues behind us. Yet even as we work toward the expected approvals needed to resolve these issues, we have remained focused on strengthening our hospitals, corporate infrastructure, and patient care services.

In 2002, HCA reinvested a record $1.7 billion in existing facilities, primarily in new patient care beds, emergency departments, and diagnostic and treatment technology. While our strong operating performance enabled us to make this expenditure, it was our longstanding commitment to the communities we serve that motivated us to reinvest. We continue to make this commitment to our facilities, knowing this measure of financial support is integral to each hospital, its caregivers, and its community. In the coming year, we expect our capital spending for our hospitals to grow to $2 billion.

Our goal is to appropriately develop the facilities in our networks through reinvestment. We have, however, also remained open to the opportunities presented by key acquisitions that are consistent with our strategic vision. One such opportunity came in 2002, with the invitation to purchase a group of hospitals in Kansas City. Health Midwest is a network of hospitals located throughout densely-populated neighborhoods on both the Kansas and Missouri sides of the greater Kansas City area. We believe the ownership of these facilities is consistent with our goal to serve as a leading provider in large urban and suburban communities throughout the United States. Our commitment includes a considerable infusion of capital that will bring the facilities in this system some much needed improvements in equipment, technology and care advancements.

We believe the Health Midwest hospital system will benefit not only from the financial support we offer, but also from the operating solutions HCA will bring to the organization. Our initiatives in employee recruitment, patient safety, information systems, clinical technology, and best practices will add value to the Health Midwest enterprise.

> We know the importance of direct investment in our people.

Our commitment to our hospitals is not limited to buildings and equipment. Caregivers are the heart of the service we provide. We understand the burden we face as an industry is, in large part, borne by the men and women who care for our patients every day. The development of equipment and technology can help to address some of the caregiver's burden, but it is also important to recognize the contribution our workforce makes to the provision of quality care and to reward them for those efforts. We know

Financial Highlights

Years Ended December 31	2002	2001
(Dollars in millions, except per share amounts)		
Results of Operations		
Revenues	$ 19,729	$ 17,953
EBITDA (a)	$ 3,901	$ 3,421
Adjusted net income, excluding settlement with Federal government, gains on sales of facilities, impairment of investment securities, impairment of long-lived assets, investigation related costs and loss on retirement of debt (b)	$ 1,409	$ 1,112
Adjusted net income (c)	$ 833	$ 955
Diluted earnings per share:		
Adjusted net income, excluding settlement with Federal government, gains on sales of facilities, impairment of investment securities, impairment of long-lived assets, investigation related costs and loss on retirement of debt (b)	$ 2.68	$ 2.07
Adjusted net income (c)	$ 1.59	$ 1.78
Shares used in computing diluted earnings per share (in thousands)	525,219	538,177
Financial Position		
Assets	$ 18,741	$ 17,730
Working capital	766	957
Long-term debt, including amounts due within one year	6,943	7,360
Minority interests in equity of consolidated entities	611	563
Stockholders' equity	5,702	4,762
Ratio of debt to debt plus common, temporary and minority equity	52.4%	56.2%
Other Data (d)		
Number of hospitals at end of period	173	178
Licensed beds at end of period	39,932	40,112
Average daily census	21,509	21,160
Admissions	1,582,800	1,564,100
Outpatient revenues as a percentage of total patient revenues	37.0%	37.1%

a) EBITDA for 2002 and 2001, respectively, is defined as income before: depreciation and amortization ($1,010 and $1,048), interest expense ($446 and $536), settlement with Federal government ($603 and $262), gains on sales of facilities ($6 and $131), impairment of investment securities ($168 for 2002), impairment of long-lived assets ($19 and $17), investigation related costs ($58 and $65), loss on retirement of debt ($28 for 2001), minority interests ($148 and $119) and income taxes ($622 and $591). HCA uses EBITDA as an analytical indicator for purposes of allocating resources to geographic areas and assessing their performance. EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles, and the items excluded from EBITDA are significant components in understanding and assessing financial performance. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

b) During 2002 and 2001, respectively, the Company recorded net charges of $576 (net of tax benefits), and $157 (net of tax benefits) related to the settlement with Federal government, gains on sales of facilities, impairment of investment securities, impairment of long-lived assets, investigation related costs and loss on retirement of debt.

c) Adjusted net income excludes $76 ($69 net of tax benefits) of goodwill amortization for 2001.

d) Excludes data for six hospitals at December 31, 2002 and at December 31, 2001, that are not consolidated (accounted for using the equity method) for financial reporting purposes.

The terms "HCA" or the "Company" as used in this Annual Report refer to HCA Inc. and its affiliates, unless otherwise stated or indicated by context. The term "facilities" refers to entities owned or operated by subsidiaries or affiliates of HCA. References herein to "HCA employees" or to "our employees" refer to employees of affiliates of HCA.

who have served our country through military service.

Looking to the future is important, not only for the development of skilled clinical staff, but also for the creation and implementation of leading technology. In 2002, we emphasized patient safety through advancements in both technology and training. With the continued rollout of the Electronic Medication Administration Record (EMAR), a bar coding mechanism similar to that employed in grocery stores and other retail establishments, we are implementing systems to further reduce medication errors. Our goal is that within two years this system will be at every HCA hospital.

ed to improve healthcare satisfaction, quality, and accountability.

The past year also saw the early stages of development for Electronic Physician Order Management (EPOM). This system, now in the testing phase, will enhance patient care in the future. By allowing for the real-time electronic entry and recording of physician orders in the clinical record, EPOM will help eliminate confusion and time lags in the delivery of medicine and other treatments to patients. Like the bar coding system, over time we plan to make EPOM available in every HCA facility. We believe our continuing commitment to advancements such as these will reinforce our position as a leading provider of safe and compassionate healthcare services.

In addition to these internal efforts, HCA supports a number of initiatives within our industry designed to improve healthcare satisfaction, quality, and accountability. We have recently joined both The Leapfrog Group, a coalition of major employers who have come together to address healthcare quality and patient safety issues and the National Quality Forum, a standards commission organized to develop and implement national standards for healthcare quality measurement and reporting. As a leading provider of healthcare services in the United States, our goal in these efforts is to contribute to a common approach for the measurement and reporting of healthcare quality.

Last year was full of accomplishments. We will, however, not rest on past performance. The "baby boom" generation is increasing the median age of America's population creating a significant increase in demand for healthcare facilities. The continuing development of better technologies offers greater improvements in care but also brings increases in costs. Against these trends, the ability to provide quality healthcare, at an affordable rate, for all our citizens, is a challenge.

Our communities face new burdens from the potential threat of bio-terrorism and large natural disasters. In many of our communities, HCA facilities provide a third of all healthcare services. If disaster strikes we must be ready. HCA now sponsors two medical teams that can be mobilized by the U.S. Department of Health and Human Services in a time of need. Within the communities we serve, we are assisting all of our hospitals in the development of community-based readiness programs.

The past year has seen HCA undergo another generation of change. As we assumed our new leadership roles, we renewed our focus on operational excellence and reinvestment in our communities; we emphasized a new level of commitment to patient safety and the delivery of quality care; and we reaffirmed our dedication to corporate integrity throughout our organization.

As our Mission and Values Statement reminds us, we must "act with absolute honesty, integrity and fairness in the way we conduct our business and the way we live our lives." That is the essence of who we are at HCA. This is the commitment we bring to you for the future.

Sincerely,



Jack O. Bovender, Jr. / Chairman and CEO



Richard M. Bracken / President and COO

the importance of direct investment in our people.

HCA's objective is to be the employer of choice in our markets. To that end, we seek to ensure that we remain competitive in the compensation and benefits we provide. We also want to make possible regular advancement among our workforce. One of the advantages our family of approximately 190 hospitals offers, is the collective opportunity it provides for career development. Our efforts appear to have made an impact. Despite continuing challenges in the hospital industry, HCA's employee satisfaction levels showed solid improvements in the past year and are now at record levels. Our turnover rate among employees has slowed, indicating a reduction in expenses and a more stable work environment.

These improvements in the stability of our current workforce are promising, but the rising shortage of nurses and other healthcare workers in this country is a problem that can't be solved without a longer term perspective. Perhaps our greatest challenge is to ensure the continuing availability of skilled, caring medical professionals for our hospitals. With that in mind, we initiated several longer term initiatives in 2002 to encourage the ongoing development of a competent and talented workforce.

HCA's Leadership Training Program focuses on enhancing management skills. This program is geared specifically to help managers improve their ability to supervise those employees who report to them. It has long been acknowledged that employees don't leave organizations, they leave supervisors. The goal of this training initiative is to provide over 1,200 managers with the knowledge and tools to successfully improve retention and employee satisfaction levels at HCA.

In December of 2001, HCA announced the creation of a scholarship program designed to allow more individuals to pursue healthcare careers. Designed to assist workers displaced as a result of the September 11, 2001 tragedy, the HCA Cares program, in partnership with the U.S. Department of Labor, received over 12,000 inquiries in 2002 from interested applicants. Through our donation of $10 million, and the Federal government's contribution of $5 million, many of these individuals will realize their dream of becoming a nurse or other medical professional. When these students complete their course of study, they will become employees in our hospitals. HCA Cares is one way we are working to make certain our facilities continue to maintain a full complement of dedicated, compassionate, highly-trained caregivers. The Army PaYS program is another.

...HCA supports a number of initiatives within our industry desi

A cooperative effort with the U.S. Army, the PaYS program is designed to provide an opportunity for military men and women who desire to pursue a career path in healthcare after they leave active military duty. This unique effort not only addresses the shortage of trained medical professionals, it also supports men and women


Richard M. Bracken, President and COO (seated) and Jack O. Bovender, Jr., Chairman and CEO (standing)

Johna Voss



"I'm thankful for HCA Cares, because I know that without it, I wouldn't have been able to do this."

For Johna Voss, 2001 was a year of dramatic change.

A housewife for five years, the HCA Cares scholarship recipient from Ft. Worth, Texas separated from her husband and, with her five-year-old daughter, Asa, moved back home with her mother. Johna, 29, quickly found a job teaching at a daycare center and began thinking about a career in healthcare.

"A lot of my aunts are nurses, and they always encouraged me to go into nursing," Johna said. "I thought I'd better jump in there and get my license. I didn't know how I'd do it, but I knew I wanted to."

By December, with her divorce finalized, Johna was attending night school to prepare for the Licensed Vocational Nurse program, teaching at the daycare center, raising her daughter and "struggling with everything." While it wasn't easy, she was moving toward her goal until she lost her job at the daycare center – which cared for many children whose parents were pilots or flight attendants – due to the effects of September 11.

Still focused on a nursing career, despite not knowing how she'd pay for tuition, books and other expenses, Johna visited a Workforce Development Office two weeks before the one-year LVN program started in early 2002. That's when she heard about HCA Cares.

"It's been exciting," she said. "I started off anxious and unsure whether I could do it. I'm thankful for HCA Cares, because I know that without it, I wouldn't have been able to do this. I thank God for HCA and this program. They're enabling me to make a better life for me and my baby."

When she completes her training, Johna would like to work in labor and delivery or the emergency department.

"Recently I had a chance to follow one of the surgical techs around in labor and delivery, and that is a very interesting job. In the ER, you see everything. To get a chance to help someone, it's an adrenaline rush, and I love it."



Cares
2002


DENVER
Roman Juarez
Nursing Student
The Medical Center
of Aurora
Roman Juarez
STUDENT
STUDENT NURSE

Roman Juarez





When Ralph "Roman" Juarez heard about the HCA Cares scholarship program last year, he didn't waste any time pursuing a new career in nursing.

"The demand was there for RNs (Registered Nurses), and the scholarship was available, so I jumped on it," said Roman, who had been looking to make a career change. "I feel very fortunate to get the scholarship. I'm very blessed."

Roman, 40, worked as a paramedic until June of 2002. After sustaining a back injury and realizing he had accomplished all he could as an Emergency Medical Technician and then paramedic, the 12-year veteran of emergency medicine decided it was time to make a professional change. But, Roman, who as a child "always wanted to help people," knew he wanted to stay in healthcare.

"I've always wanted to help people, and now there are a lot of great options that come with having an RN degree."

A graduate of the University of Colorado at Boulder with a bachelor's degree in recreation therapy, Roman returned to school last summer to take prerequisites for a nursing program. While talking with someone from Community College of Denver (CCD), Roman found out about a newly developed accelerated RN program and that he was eligible to receive an HCA Cares scholarship.

"It all happened rather quickly," Roman said. "When they told me I got the scholarship I had to finish my prerequisites a little early to qualify. I went into the nursing school a week later."

His HCA Cares scholarship pays for his tuition, books and uniforms. To cover living expenses, Roman works part-time as an EMT instructor, teaching skills such as intubation, wound care and limb immobilization to paramedic trainees.

One of just 32 students in CCD's accelerated nursing program, Roman is scheduled to graduate this November. After completing his training, Roman plans to put his emergency background to work at Swedish Medical Center, a Level I trauma center.

"It's been a blessing," said Roman, who would have had to enroll in a two-year program without the HCA Cares scholarship. "It's huge. I can get this all done in a little over a year."

Denise Cantrell



"If it wasn't for HCA Cares, there's no way I'd be able to continue with school."

When Denise Cantrell was a child growing up in Georgia, she used to pretend she was a nurse, applying bandages to her dolls. Since as early as she can remember, this has always been her dream.

While she had to put her career plans on hold for a while, today Denise is an HCA Cares scholarship recipient training to fulfill her dream of being a nurse.

"I had planned to become a nurse after high school," she said. "But, I had my son, Brett, and that changed my plans."

Instead, the proud mom from Lawrenceville, Ga. worked at a bank for several years. In early 2001, Denise, 30, accepted a job as an administrative assistant at an engineering firm. Unfortunately – or so it seemed – plans changed again when the engineering firm downsized and Denise lost her job in June. That's when she decided to pursue her goal to become a Registered Nurse.

"I looked through the paper, and nurse jobs were everywhere," Denise said. "There were pages and pages of nursing jobs. I thought, okay, this is the perfect time."

Fortunately for Denise, she found out about HCA Cares. While the Workforce Investment Act funding pays for her tuition, books and other fees, Denise's HCA Cares scholarship provides a monthly living stipend that helps pay her rent and childcare expenses while she pursues her RN training.

"If it wasn't for HCA Cares, there's no way I'd be able to continue with school," said Denise. "The school load is so demanding that there's no way I could have worked full-time."

In August, she enrolled in the Registered Nursing program at North Georgia College & State University in Dahlonega, Ga. Scheduled to graduate this year, Denise juggles a full schedule that includes raising her 11-year-old son Brett, class, clinical training, a part-time job as a nurse technician, Brett's baseball games and, of course, studying.

"I enjoy taking care of people," said Denise. "This is something I've wanted to do since I was a little girl."




IVAC

Financial Review

Selected Financial Data 14

Management's Discussion and Analysis of Financial Condition and Results of Operations 16

Report of Independent Auditors 31

Report of Management 31

Consolidated Financial Statements

Income Statements 32

Balance Sheets 33

Stockholders' Equity 34

Cash Flows 35

Notes to Consolidated Financial Statements 36

Quarterly Consolidated Financial Information 58

Senior Officers and Board of Directors 59

Corporate Information 60

HCA Inc.
Selected Financial Data, as of and for the Years Ended December 31

(Dollars in millions, except per share amounts)

	2002	2001	2000	1999	1998
Summary of Operations:					
Revenues	$ 19,729	$ 17,953	$ 16,670	$ 16,657	$ 18,681
Salaries and benefits	7,952	7,279	6,639	6,694	7,766
Supplies	3,158	2,860	2,640	2,645	2,901
Other operating expenses	3,341	3,238	3,208	3,306	3,865
Provision for doubtful accounts	1,581	1,376	1,255	1,269	1,442
Insurance subsidiary (gains) losses on sales of investment securities	2	(63)	(123)	(55)	(49)
Equity in earnings of affiliates	(206)	(158)	(126)	(90)	(112)
Depreciation and amortization	1,010	1,048	1,033	1,094	1,247
Interest expense	446	536	559	471	561
Settlement with Federal government	603	262	840	—	—
Gains on sales of facilities	(6)	(131)	(34)	(297)	(744)
Impairment of investment securities	168	—	—	—	—
Impairment of long-lived assets	19	17	117	220	542
Restructuring of operations and investigation related costs	58	65	62	116	111
Loss on retirement of debt	—	28	—	—	—
	18,126	16,357	16,070	15,373	17,530
Income from continuing operations before minority interests and income taxes	1,603	1,596	600	1,284	1,151
Minority interests in earnings of consolidated entities	148	119	84	57	70
Income from continuing operations before income taxes	1,455	1,477	516	1,227	1,081
Provision for income taxes	622	591	297	570	549
Reported income from continuing operations	833	886	219	657	532
Discontinued operations, net of income taxes:					
Loss from operations of discontinued businesses	—	—	—	—	80
Loss on disposals of discontinued businesses	—	—	—	—	73
Goodwill amortization, net of income taxes	—	69	73	83	92
Adjusted net income	$ 833	$ 955	$ 292	$ 740	$ 471
Basic earnings per share:					
Reported income from continuing operations	$ 1.63	$ 1.69	$ 0.39	$ 1.12	$ 0.82
Discontinued operations:					
Loss from operations of discontinued businesses	—	—	—	—	(0.12)
Loss on disposals of discontinued businesses	—	—	—	—	(0.11)
Goodwill amortization, net of income taxes	—	0.13	0.13	0.15	0.14
Adjusted net income	$ 1.63	$ 1.82	$ 0.52	$ 1.27	$ 0.73
Shares used in computing basic earnings per share (in thousands)	511,824	524,112	555,553	585,216	643,719
Diluted earnings per share:					
Reported income from continuing operations	$ 1.59	$ 1.65	$ 0.39	$ 1.11	$ 0.82
Discontinued operations:					
Loss from operations of discontinued businesses	—	—	—	—	(0.12)
Loss on disposals of discontinued businesses	—	—	—	—	(0.11)
Goodwill amortization, net of income taxes	—	0.13	0.13	0.15	0.14
Adjusted net income	$ 1.59	$ 1.78	$ 0.52	$ 1.26	$ 0.73
Shares used in computing diluted earnings per share (in thousands)	525,219	538,177	567,685	591,029	646,649
Cash dividends per common share	$ 0.08	$ 0.08	$ 0.08	$ 0.08	$ 0.08

(Dollars in millions, except per share amounts)

	2002	2001	2000	1999	1998
Financial Position:					
Assets	$ 18,741	$ 17,730	$ 17,568	$ 16,885	$ 19,429
Working capital	766	957	312	480	446
Long-term debt, including amounts due within one year	6,943	7,360	6,752	6,444	6,753
Minority interests in equity of consolidated entities	611	563	572	763	765
Company-obligated mandatorily redeemable securities of affiliate holding solely Company securities	—	400	—	—	—
Forward purchase contracts and put options	—	—	769	—	—
Stockholders' equity	5,702	4,762	4,405	5,617	7,581
Cash Flow Data:					
Cash provided by operating activities	$ 2,750	$ 1,413	$ 1,547	$ 1,223	$ 1,916
Cash provided by (used in) investing activities	(1,740)	(1,300)	(1,087)	925	970
Cash used in financing activities	(934)	(342)	(336)	(2,255)	(2,699)
Operating Data:					
Number of hospitals at end of period(a)	173	178	187	195	281
Number of licensed beds at end of period(b)	39,932	40,112	41,009	42,484	53,693
Weighted average licensed beds(c)	39,985	40,645	41,659	46,291	59,104
Admissions(d)	1,582,800	1,564,100	1,553,500	1,625,400	1,891,800
Equivalent admissions(e)	2,339,400	2,311,700	2,300,800	2,425,100	2,875,600
Average length of stay (days)(f)	5.0	4.9	4.9	4.9	5.0
Average daily census(g)	21,509	21,160	20,952	22,002	25,719
Occupancy(h)	54%	52%	50%	48%	44%

(a) Excludes six facilities in 2002, six facilities in 2001, nine facilities in 2000, 12 facilities in 1999 and 24 facilities in 1998 that are not consolidated (accounted for using the equity method) for financial reporting purposes.
(b) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.
(c) Weighted average licensed beds represents the average number of licensed beds, weighted based on periods owned.
(d) Represents the total number of patients admitted to HCA's hospitals and is used by management and certain investors as a general measure of inpatient volume.
(e) Equivalent admissions are used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume, resulting in a general measure of combined inpatient and outpatient volume.
(f) Represents the average number of days admitted patients stay in HCA's hospitals.
(g) Represents the average number of patients in HCA's hospital beds each day.
(h) Represents the percentage of hospital licensed beds occupied by patients. Both average daily census and occupancy rate provide measures of the utilization of inpatient rooms.

The selected financial data and the accompanying consolidated financial statements present certain information with respect to the financial position, results of operations and cash flows of HCA Inc. which should be read in conjunction with the following discussion and analysis. The terms "HCA" or the "Company" as used herein refer to HCA Inc. and its affiliates unless otherwise stated or indicated by context. The term "affiliates" means direct and indirect subsidiaries of HCA Inc. and partnerships and joint ventures in which such subsidiaries are partners.

Forward-Looking Statements

This annual report includes certain disclosures which contain "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words like "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan," "initiative" or "continue." These forward-looking statements are based on the current plans and expectations of HCA and are subject to a number of known and unknown uncertainties and risks, many of which are beyond HCA's control, that could significantly affect current plans and expectations and HCA's future financial position and results of operations. These factors include, but are not limited to, (i) the ability to enter into definitive written agreements with regard to, and to consummate, the understanding with attorneys of the Civil Division of the Department of Justice and the Centers for Medicare and Medicaid Services ("CMS") and obtain court approval thereof, (ii) the highly competitive nature of the health care business, (iii) the efforts of insurers, health care providers and others to contain health care costs, (iv) possible changes in the Medicare and Medicaid programs that may limit reimbursements to health care providers and insurers, (v) changes in Federal, state or local regulations affecting the health care industry, (vi) the possible enactment of Federal or state health care reform, (vii) the ability to attract and retain qualified management and personnel, including affiliated physicians, nurses and medical support personnel, (viii) liabilities and other claims asserted against HCA, (ix) fluctuations in the market value of HCA's common stock, (x) changes in accounting practices, (xi) changes in general economic conditions, (xii) future divestitures which may result in additional charges, (xiii) changes in revenue mix and the ability to enter into and renew managed care provider arrangements on acceptable terms, (xiv) the availability and terms of capital to fund the expansion of the Company's business, (xv) changes in business strategy or development plans, (xvi) delays in receiving payment, (xvii) the ability to implement HCA's shared services and other initiatives and realize decreases in administrative, supply and infrastructure costs, (xviii) the ability to develop and implement the financial enterprise resource planning ("ERP") and millennium accounts receivable system ("MARS") information systems within the expected time and cost projections and, upon implementation, to realize the expected benefits and efficiencies, (xix) the outcome of pending and any future tax audits, appeals, and litigation associated with HCA's tax positions, (xx) the outcome of HCA's continuing efforts to monitor, maintain and comply with appropriate laws, regulations, policies and procedures and HCA's corporate integrity agreement with the government, (xxi) the ability to maintain and increase patient volumes and control the costs of providing services, (xxii) the ability to successfully consummate the acquisition of Health Midwest and integrate its operations, and (xxiii) other risk factors described in this annual report. As a consequence, current plans, anticipated actions and future financial position and results may differ from those expressed in any forward-looking statements made by or on behalf of HCA. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this report.

Investigations and Settlement of Certain Government Claims

HCA continues to be the subject of governmental investigations and litigation relating to its business practices. Additionally, HCA is a defendant in several *qui tam* actions brought by private parties on behalf of the United States of America.

In December 2000, HCA entered into a Plea Agreement with the Criminal Division of the Department of Justice and various U.S. Attorneys' Offices (the "Plea Agreement") and a Civil and Administrative Settlement Agreement with the Civil Division of the Department of Justice (the "Civil Agreement"). The agreements resolved all Federal criminal issues outstanding against HCA and certain issues involving Federal civil claims by, or on behalf of, the government against HCA relating to DRG coding, outpatient laboratory billing and home health issues. The civil issues that were not covered by the Civil Agreement include claims related to cost reports and physician relations issues. The Civil Agreement was approved by the Federal District Court of the District of Columbia in August 2001. HCA paid the government $840 million (plus $60 million of accrued interest), as provided by the Civil Agreement and Plea Agreement, during 2001. HCA also entered into a Corporate Integrity Agreement ("CIA") with the Office of Inspector General of the Department of Health and Human Services.

On March 28, 2002, HCA announced that it had reached an understanding with CMS to resolve all Medicare cost report, home office cost statement and appeal issues between HCA and CMS (the "CMS Understanding"). The CMS Understanding provides that HCA would pay CMS $250 million with respect to these matters. The CMS Understanding was reached as a means to resolve all outstanding appeals and more than 2,600 HCA cost reports for cost report periods ended on or before July 31, 2001, many of which CMS has yet to audit. The CMS Understanding is subject to approval by the Department of Justice ("DOJ"), which has not yet been obtained, and execution of a definitive written agreement.

The understanding with CMS resulted in HCA recording a pretax charge of $260 million ($165 million after-tax), or $0.32 per basic and $0.30 per diluted share, consisting of the accrual of $250 million for the settlement payment and the write-off of $10 million of net Medicare cost report receivables. This charge was recorded in the consolidated income statement for the year ended December 31, 2001.

In December 2002, HCA reached an understanding with attorneys for the Civil Division of the DOJ to recommend an agreement whereby the United States would dismiss the various claims it had brought related to physician relations, cost reports and wound care issues (the "DOJ Understanding") in exchange for a payment of $631 million, with interest accruing from February 3, 2003 to the payment date at a rate of 4.5%. The DOJ Understanding would result in the dismissal of several *qui tam* actions brought by private parties. The DOJ Understanding is subject to court approval, and any of the private parties who brought forth the actions could object to the DOJ Understanding and have those objections considered by the Federal District Court of the District of Columbia. Were the DOJ Understanding to be approved, it would effectively end the DOJ investigation of the Company that was first made public in 1997. However, the DOJ Understanding would not affect *qui tam* cases in which the government has not intervened. The CIA previously entered into by the Company would remain in effect. The Company also reached an agreement in principle with a negotiating team representing states that may have similar claims against the Company. Under this agreement, the Company would pay $17.5 million to state Medicaid agencies to resolve any such claims. In addition, the Company has accrued $35 million as an estimation of its legal obligation to pay reasonable legal fees of the private parties. As a result of this settlement, HCA recorded a pretax charge of $603 million ($418 million after-tax) in the fourth quarter of 2002.

Under the Civil Agreement, HCA's existing Letter of Credit Agreement with the DOJ was reduced from $1 billion to $250 million at the time of the settlement payment. Upon the Company making the payments provided under the DOJ Understanding, the Company would no longer have any remaining obligation to maintain letters of credit with the DOJ.

HCA remains the subject of a formal order of investigation by the Securities and Exchange Commission ("SEC"). HCA understands that the investigation includes the anti-fraud, insider trading, periodic reporting and internal accounting control provisions of the Federal securities laws.

HCA continues to cooperate in the governmental investigations. Given the scope of the investigations and current litigation, HCA anticipates continued investigative activity may occur in the ongoing investigations and litigation as well as other proceedings that may be initiated.

While management remains unable to predict the outcome of the investigations and litigation or the initiation of any additional investigations or litigation, if HCA was found to be in violation of Federal or state laws relating to Medicare, Medicaid or similar programs or breach of the CIA, HCA could be subject to substantial monetary fines, civil and criminal penalties and/or exclusion from participation in the Medicare and Medicaid programs. Any such sanctions or expenses could have a material adverse effect on HCA's financial position, results of operations and liquidity. See Note 2 — Investigations and Settlement of Certain Government Claims and Note 11 — Contingencies in the notes to consolidated financial statements.

Business Strategy

HCA's primary objective is to provide the communities it serves a comprehensive array of quality health care services in the most cost-effective manner and consistent with HCA's ethics and compliance program, governmental regulations and guidelines and industry standards. HCA also seeks to enhance financial performance by increasing utilization of its facilities and improving operating efficiencies. To achieve these objectives, HCA pursues the following strategies:

- *Emphasize a "patients first" philosophy:* The foundation of HCA is putting patients first and providing quality health care services in the communities HCA serves. HCA continuously updates and implements quality assurance procedures to monitor level of care and patient safety issues. HCA has instituted a number of patient safety initiatives, including bar coding, computerized physician order entry and quality audits, and identifies best practices in its many health care facilities and shares those practices throughout its network of hospitals and health care facilities to help achieve better outcomes for patients.

- *Commitment to Ethics and Compliance:* HCA is committed to a values-based corporate culture that prioritizes the care and improvement of human life. The values highlighted by HCA's corporate culture — compassion, honesty, integrity, fairness, loyalty, respect and kindness — are the cornerstone of HCA. To reinforce HCA's dedication to these values and to ensure integrity in all that it does, HCA has developed and implemented a comprehensive ethics and compliance program that articulates a high set of values and behavioral standards. HCA believes that this program reinforces the dedication to providing excellent patient care.

- *Focus on strong assets and invest capital in select, core communities:* HCA focuses on communities where it is, or can be, the number one or number two health care provider and which are typically located in urban areas characterized by highly integrated health care facility networks. HCA intends to continue to optimize core assets through capital expenditures and selected acquisitions and divestitures.

- *Develop comprehensive local health care networks with a broad range of health care services:* HCA seeks to operate each of its facilities as part of a network with other health care facilities that HCA's affiliates own or operate within a common region that should enable these local health care networks to effectively contract with managed care and other payers, and attract and serve patients and physicians.

- *Grow through increased patient volume, expansion of specialty services and emergency rooms and selective acquisitions:* HCA plans capital spending to increase bed capacity, provide new or expanded services, and provide renovated and expanded emergency rooms, operating rooms, women's services, imaging, oncology, open-heart areas and intensive and critical care units.

- *Improve operating efficiencies through enhanced cost management and resource utilization, and the implementation of shared services and other initiatives:* HCA has initiated several measures designed to improve the financial performance of its facilities. To address labor costs, HCA implemented a best practices initiative that provides HCA's hospitals with strategies to improve recruiting, compensation programs and productivity; implemented various leadership and career development programs; and created an internal contract labor agency that provides for improved quality at a reduced cost. To curtail supply costs, HCA formed a group purchasing organization that allows the achievement of better pricing in negotiating purchasing and supply contracts. In addition, as HCA grows in select core markets, the benefits should continue to be realized from economies of scale, including supply chain efficiencies and volume discount cost savings. HCA expects to be able to reduce operating costs and to be better positioned to work with health maintenance organizations, preferred provider organizations and employers, by sharing certain services among several facilities in the same market by consolidating hospitals' back office functions such as billings and collections and standardizing and upgrading financial, human resources and patient accounting systems (ERP and MARS).

- *Recruit, develop and maintain relationships with physicians:* HCA plans to actively recruit physicians to enhance patient care and fulfill the needs of the communities it serves. HCA believes that recruiting and retaining quality physicians is essential to being a premier provider of health care services.

- *Streamline and decentralize management, consistent with HCA's local focus:* HCA's strategy to streamline and decentralize management structure affords management of HCA's facilities greater flexibility to make decisions that are specific to the respective local communities. This operating structure creates a more nimble, responsive organization.

- *Effectively allocate capital to maximize return on investments:* HCA maintains and replaces equipment, renovates and constructs replacement facilities and adds new services to increase the attractiveness of its hospitals and other facilities to patients and physicians. In addition, HCA evaluates acquisitions that complement its strategies and assesses opportunities to enhance stockholder value, including repayment of indebtedness and stock repurchases.

Critical Accounting Policies and Estimates

The preparation of HCA's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. HCA's management base their estimates on historical experience and various other assumptions that they believe are reasonable under the circumstances. Management evaluates its estimates on an ongoing basis and makes changes to the estimates and related disclosures as experience develops or new

information becomes known. Actual results may differ from these estimates under different assumptions or conditions.

Management believes that the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenues

HCA derived 79% of its 2002 patient revenues (76% in 2001 and 75% in 2000) from Medicare, Medicaid and managed care patients. Revenues are recorded during the period the health care services are provided, based upon the estimated amounts due from Medicare, Medicaid and the managed care payers. Estimates of contractual allowances under managed care health plans are based upon the payment terms specified in the related contractual agreements. Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The estimated reimbursement amounts are made on a payer-specific basis and are recorded based on the best information available regarding management's interpretation of the applicable laws, regulations and contract terms. Management continually reviews the contractual estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms that result from contract renegotiations and renewals. Management has invested significant resources to refine and improve the information system data used to make these estimates and to develop a standardized calculation process and train employees.

Due to the complexities involved in these estimations of revenue earned, the health care services authorized and provided and related reimbursement are often subject to interpretations that could result in payments that are different from our estimates.

Provision for Doubtful Accounts

The collection of outstanding receivables from Medicare, managed care payers, other third-party payers and patients is HCA's primary source of cash and is critical to the Company's operating performance. The primary collection risks relate to uninsured patient accounts and patient accounts for which the primary insurance carrier has paid the amounts covered by the applicable agreement, but patient responsibility amounts (deductibles and co-payments) remain outstanding. Because HCA does not pursue collection of amounts related to patients that meet the Company's guidelines to qualify as charity care, they are not reported in revenues and do not have an impact on the provision for doubtful accounts. The revenues associated with uninsured patients that do not meet the Company's current guidelines to qualify as charity care are generally reported in revenues at gross charges. Implementation of the Company's plans to adjust the threshold for determining when patients qualify as charity care, and to begin recording revenues associated with uninsured patients at amounts less than HCA's established gross charges, would result in reductions to both revenues and the provision for doubtful accounts. The Company's implementation of the planned policies is conditioned on receiving a favorable ruling from CMS that the planned policies would not adversely affect the Company's payments from the Medicare program.

The amount of the provision for doubtful accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, trends in Federal and state governmental health care coverage and other collection indicators. Management relies on annual detailed reviews of historical collections and write-offs at facilities that represent a majority of HCA's revenues and accounts receivable. Adverse changes in business office operations, payer mix, economic conditions or trends in Federal and state governmental health care coverage could affect HCA's collection of accounts receivable, cash flows and results of operations.

Investments of Insurance Subsidiary — Other-than-temporary Impairment Considerations

Continued negative trends in the debt and equity investment markets have brought about an increased emphasis on the disclosure of, and accounting recognition for, other-than-temporary impairments of investment securities. HCA's wholly-owned insurance subsidiary holds debt and equity security investments having an aggregate fair value of $1.655 billion at December 31, 2002. The fair value of the investment securities is generally based on quoted market prices. The investment securities are held for the purpose of providing the funding source to pay professional and general liability claims covered by the insurance subsidiary. Management's assessment each quarter of whether a decline in fair value is temporary or other-than-temporary involves multiple judgment calls, often involves estimating the outcome of future

events, and requires a significant level of professional judgment in determining whether factors exist that indicate an impairment has occurred. HCA evaluates, among other things, the financial position and near term prospects of the issuer, conditions in the issuer's industry, liquidity of the investment, changes in the amount or timing of expected future cash flows from the investment, and recent downgrades of the issuer by a rating agency, to determine if and when a decline in the fair value of an investment below amortized cost is considered other-than-temporary. The length of time and extent to which the fair value of the investment is less than amortized cost and HCA's ability and intent to retain the investment to allow for any anticipated recovery of the investment's fair value are important components of management's investment securities evaluation process. During the third quarter of 2002, HCA recognized a $168 million other-than-temporary impairment charge related, primarily, to the insurance subsidiary's equity investment securities. At December 31, 2002, the investment security portfolio had unrealized gains of $83 million and unrealized losses of $16 million.

Professional Liability Insurance Claims

HCA, along with virtually all health care providers, operate in an environment with medical malpractice and professional liability risks. A substantial portion of HCA's professional liability risks is insured through a wholly-owned insurance subsidiary. Reserves for professional liability risks were $1.551 billion and $1.520 billion at December 31, 2002 and December 31, 2001, respectively. Obligations covered by reinsurance contracts remain on the balance sheet as the subsidiary remains liable to the extent that reinsurers do not meet their obligations. Reserves for professional liability risks (net of $265 million and $313 million receivable under reinsurance contracts at December 31, 2002 and 2001, respectively) were $1.286 billion and $1.207 billion at December 31, 2002 and 2001, respectively. Reserves and provisions for professional liability risks are based upon actuarially determined estimates. The independent actuaries estimated reserve ranges, net of amounts receivable under reinsurance contracts, were $1.022 billion to $1.361 billion at December 31, 2002 and $960 million to $1.322 billion at December 31, 2001. Reserves for professional liability risks represent the estimated ultimate cost of all reported and unreported losses incurred through the respective consolidated balance sheet dates. The reserves are estimated using individual case-basis valuations and actuarial analyses. Those estimates are subject to the effects of trends in loss severity and frequency. The estimates are continually reviewed and adjustments are recorded as experience develops or new information becomes known.

The aggregate liability covers approximately 4,400 individual claims at both December 31, 2002 and 2001 and estimates for potential unreported claims. The time period required to resolve these claims can vary depending upon the jurisdiction and whether the claim is settled or litigated. The estimation of the timing of payments beyond a year can vary significantly. Changes to the estimated reserve amounts are included in current operating results. Due to the considerable variability that is inherent in such estimates, there can be no assurance that the ultimate liability will not exceed management's estimates.

Accrual of Government Claims Settlements and Related Litigation Contingencies

HCA continues to be the subject of governmental investigations and litigation relating to its business practices. The governmental investigations were initiated more than five years ago and include activities for certain entities for periods prior to their acquisition by the Company and activities for certain entities that have been divested.

During December 2000, HCA and the government entered into agreements that resolved all Federal criminal issues outstanding against HCA and certain issues involving Federal civil claims by or on behalf of the government against the Company relating to DRG coding, outpatient laboratory billing and home health issues. Pursuant to the agreements, HCA paid the government $840 million (plus $60 million of accrued interest) during 2001.

During March 2002, HCA and CMS reached an understanding pursuant to which the Company has agreed to pay CMS $250 million for settlement of all CMS Medicare reimbursement and payment issues regarding all HCA cost report, home office cost statement and appeal issues between HCA and CMS related to cost report periods ended on or before July 31, 2001. HCA recorded an accrual for the $250 million settlement payment in the December 31, 2001 consolidated financial statements. The CMS Understanding is subject to approval by the DOJ, which has not yet been obtained, and execution of a definitive written agreement.

During December 2002, the DOJ Understanding was reached by HCA and attorneys for the Civil Division of the DOJ. Upon anticipated court approval, the DOJ Understanding would result in the dismissal of the various claims the DOJ had brought against the Company related to physician relations, cost reports and wound care issues and would

effectively end the DOJ's investigation of the Company that was first made public in 1997. As a result of the DOJ Understanding, the Company recorded a pretax charge of $603 million ($418 million after-tax) in 2002. See Note 2 — Investigations and Settlement of Certain Government Claims in the notes to consolidated financial statements.

The CMS Understanding and the DOJ Understanding are both subject to approval and the execution of definitive agreements and there are several *qui tam* cases in which the government has not intervened that are not covered by the DOJ Understanding. Management recognizes that the amounts that have been accrued must continue to be reassessed as the approval processes and execution of definitive agreements activities continue and new information becomes available. The amounts claimed and the amounts the Company has accrued are substantial and the ultimate resolution of these contingencies could require adjustments to the amounts recorded or additional liability accruals that could have a material adverse effect on the Company's results of operations, financial position and liquidity.

Results of Operations

Revenue/Volume Trends

HCA's revenues depend upon inpatient occupancy levels, the ancillary services and therapy programs ordered by physicians and provided to patients, the volume of outpatient procedures and the charge and negotiated payment rates for such services.

HCA's health care facilities' gross charges typically do not reflect what the facilities are actually paid. HCA's health care facilities have entered into agreements with third-party payers, including government programs and managed care health plans, under which the facilities are paid based upon the cost of providing services, predetermined rates per diagnosis, fixed per diem rates or discounts from gross charges. HCA's facilities have experienced revenue growth due to increases in same facility volume growth, changes in patient mix and favorable pricing trends. HCA has experienced increases in revenue per equivalent admission over the prior period of 8.6%, 7.2% and 5.5%, in 2002, 2001, and 2000, respectively. There can be no assurances that HCA will continue to receive these levels of increases in the future. These increases were the result of renegotiating and renewing certain managed care contracts on more favorable terms, shifts of managed care admissions to more favorable plans and improved reimbursement from the government.

Admissions related to Medicare, Medicaid and managed care plans and other discounted arrangements for the years ended December 31, 2002, 2001 and 2000 are set forth below.

	Years Ended December 31,		
	2002	2001	2000
Medicare	38%	38%	37%
Medicaid	11%	11%	11%
Managed care and other discounted plans	41%	41%	42%
Other	10%	10%	10%
	100%	100%	100%

The approximate percentages of inpatient revenues of the Company's facilities related to Medicare, Medicaid and managed care plans and other discounted arrangements for the years ended December 31, 2002, 2001 and 2000 are set forth below.

	Years Ended December 31,		
	2002	2001	2000
Medicare	38%	39%	40%
Medicaid	8%	7%	8%
Managed care and other discounted plans	41%	39%	38%
Other	13%	15%	14%
	100%	100%	100%

HCA receives a significant portion of its revenues from government health programs, principally Medicare and Medicaid, which are highly regulated and subject to frequent and substantial changes. Legislative changes have resulted

in limitations and even reductions in levels of payments to health care providers for certain services under these government programs. Legislation enacted in 1999 and 2000 was directed at reducing potential future Medicare cuts that would have occurred as a result of previously enacted legislation, however, future legislation or other changes or interpretation of government health programs could have an adverse effect on reimbursement from the government.

HCA has recorded $284 million, $240 million, and $213 million of revenues related to Medicare operating outlier cases for the years ended December 31, 2002, 2001, and 2000, respectively. These amounts represent 5.1%, 4.7% and 4.5% of Medicare revenues and 1.4%, 1.3%, and 1.3% of total revenues for the years ended December 31, 2002, 2001 and 2000, respectively. There can be no assurances that HCA will continue to receive these levels of Medicare outlier payments in future periods. Future Medicare outlier payments may be materially, adversely affected by: (a) the March 2003 CMS proposed rules relating to outlier payments; (b) changes in Medicare regulations; (c) changes to the methodology utilized by CMS to compute outlier payments; and (d) updates of the cost-to-charges ratios used in the computation of HCA's outlier payments. HCA is unable to predict whether there will be any changes to the provisions of the proposed CMS outlier rule when it is ultimately finalized, when the new rule will become effective or what, if any, updates will be made to the outlier payment provisions for the Federal fiscal year beginning October 1, 2003. However, if the proposed outlier payment provisions are finalized as currently proposed and the Company does not experience changes in Medicare patient acuity levels, then the Company's monthly revenue from outlier payments may be reduced by up to $12 million.

Managed care plan provisions that are structured to influence patients to utilize outpatient or alternative delivery services and the ability to continue to renegotiate and renew managed care contracts on favorable terms are expected to present ongoing challenges. To maintain and improve its operating margins in future periods, HCA must increase patient volumes while controlling the cost of providing services.

Management believes that the proper response to these challenges includes the delivery of a broad range of quality health care services to physicians and patients, with operating decisions being made by the local management teams and local physicians, and a focus on reducing operating costs through implementation of its shared services and other initiatives.

In March 2003, HCA announced plans to change its charitable care policies to provide financial relief to more of its charity patients and needs based discounts to uninsured patients who receive non-elective care at its hospitals.

The planned changes to charity care policies would allow patients treated at an HCA hospital for non-elective care who have income at or below 200% of the Federal poverty level to be eligible for charity care, a standard HCA estimates 70% of its hospitals have already been using. The Federal poverty level is established by the Federal government and is based on income and family size. HCA would also implement a sliding scale of discounts for uninsured patients with income between 200% and 400% of the Federal poverty level. HCA has submitted its plans to CMS and asked it to rule that the financial relief offered under the program will not adversely affect HCA's payments from the Medicare program. Implementation of the planned policies is conditioned on receiving a favorable CMS ruling and will be applied to services provided after CMS approval.

The Company estimates that, had all of these policy changes been in effect for its year ended December 31, 2002, pre-tax income and EPS would have been reduced by approximately $25 million and $0.03 per diluted share, respectively. Additionally, these policy changes will result in certain amounts that had previously been reported as bad debt expense to being recorded as revenue reductions in future periods. The Company estimates the impact in 2002 would have been a reduction in net revenue of approximately $325 million to $375 million, as well as a corresponding reduction to bad debt expense of $300 million to $350 million.

The following are comparative summaries of net income for the years ended December 31, 2002, 2001 and 2000 (dollars in millions, except per share amounts):

	2002		2001		2000	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Revenues	$ 19,729	100.0	$ 17,953	100.0	$ 16,670	100.0
Salaries and benefits	7,952	40.3	7,279	40.5	6,639	39.8
Supplies	3,158	16.0	2,860	15.9	2,640	15.8
Other operating expenses	3,341	16.9	3,238	18.1	3,208	19.3
Provision for doubtful accounts	1,581	8.0	1,376	7.7	1,255	7.5
Insurance subsidiary (gains) losses on sales of investment securities	2	—	(63)	(0.4)	(123)	(0.7)
Equity in earnings of affiliates	(206)	(1.0)	(158)	(0.9)	(126)	(0.8)
Depreciation and amortization	1,010	5.0	1,048	5.8	1,033	6.2
Interest expense	446	2.3	536	3.0	559	3.4
Settlement with Federal government	603	3.1	262	1.5	840	5.0
Gains on sales of facilities	(6)	—	(131)	(0.7)	(34)	(0.2)
Impairment of investment securities	168	0.9	—	—	—	—
Impairment of long-lived assets	19	0.1	17	0.1	117	0.7
Investigation related costs	58	0.3	65	0.4	62	0.4
Loss on retirement of debt	—	—	28	0.1	—	—
	18,126	91.9	16,357	91.1	16,070	96.4
Income before minority interests and income taxes	1,603	8.1	1,596	8.9	600	3.6
Minority interests in earnings of consolidated entities	148	0.7	119	0.7	84	0.5
Income before income taxes	1,455	7.4	1,477	8.2	516	3.1
Provision for income taxes	622	3.2	591	3.3	297	1.8
Reported net income	833	4.2	886	4.9	219	1.3
Goodwill amortization, net of income taxes	—	—	69	0.4	73	0.5
Adjusted net income	$ 833	4.2	$ 955	5.3	$ 292	1.8
Adjusted earnings per share:						
Basic earnings per share	$ 1.63		$ 1.82		$ 0.52	
Diluted earnings per share	$ 1.59		$ 1.78		$ 0.52	
% changes from prior year:						
Revenues	9.9%		7.7%		0.1%	
Income before income taxes	(1.5)		186.4		(58.0)	
Adjusted net income	(12.8)		227.2		(60.5)	
Basic earnings per share	(10.4)		250.0		(59.1)	
Diluted earnings per share	(10.7)		242.3		(58.7)	
Admissions(a)	1.2		0.7		(4.4)	
Equivalent admissions(b)	1.2		0.5		(5.1)	
Revenue per equivalent admission	8.6		7.2		5.5	
Same facility % changes from prior year(c):						
Revenues	11.7		10.2		6.2	
Admissions(a)	2.5		2.7		2.8	
Equivalent admissions(b)	2.6		2.6		2.6	
Revenue per equivalent admission	8.8		7.4		3.6	

(a) Represents the total number of patients admitted to HCA's hospitals and is used by management and certain investors as a general measure of inpatient volume.

(b) Equivalent admissions are used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.

(c) *Same facility information excludes the operations of hospitals and their related facilities that were either acquired or divested during the current and prior year.*

Years Ended December 31, 2002 and 2001

Income before income taxes decreased 1.5% from $1.477 billion for the year ended December 31, 2001 to $1.455 billion for the year ended December 31, 2002. The decrease was primarily due to the $603 million charge for the settlement with the Federal government that was recorded during the fourth quarter of 2002. The charge was the result of an understanding reached with the Federal government during the fourth quarter of 2002 to settle the remaining litigation brought by the DOJ against the Company. In 2001, HCA incurred a pretax charge of $262 million related to an understanding with CMS that would settle cost report, home office cost statement and appeal issues between HCA and CMS. Excluding the effects of the settlement charges taken in both 2002 and 2001, income before income taxes increased 18.3% to $2.058 billion in 2002 from $1.739 billion in 2001.

Revenues increased 9.9% from 2001 to 2002 due to both volume and rate increases. Equivalent admissions increased 1.2% on a reported basis and 2.6% on a same facility basis. Revenue per equivalent admission increased 8.6% on a reported basis and 8.8% on a same facility basis. The revenue per equivalent admission increases were the result of continued efforts in renegotiating and renewing certain managed care contracts on favorable terms, shifts from Medicare managed care to traditional Medicare and shifts within managed care from HMO to PPO products.

Salaries and benefits decreased, as a percentage of revenues, to 40.3% in 2002 from 40.5% in 2001. Salaries and benefits per equivalent admission increased 7.9% on a reported basis and 8.3% on a same facility basis while revenue per equivalent admission increased 8.6% on a reported basis and 8.8% on a same facility basis.

Supply costs increased slightly as a percentage of revenues from 15.9% in 2001 to 16.0% in 2002. The 9.1% increase in supplies per equivalent admission (including pharmaceutical, orthopedic and cardiac supplies) exceeded the 8.6% increase in revenue per equivalent admission.

Other operating expenses (primarily consisting of contract services, professional fees, repairs and maintenance, rents and leases, utilities, insurance and non-income taxes), as a percentage of revenues, decreased to 16.9% in 2002 from 18.1% in 2001. The decrease was primarily due to a reduction in contract services costs that were incurred in 2001 related to the preliminary project stage activities being performed to develop the Company's shared services initiatives.

Provision for doubtful accounts, as a percentage of revenues, increased to 8.0% in 2002 from 7.7% in 2001. The effect of rate increases to gross charges on a small component of the Company's overall business, primarily self pay and the uninsured, has resulted in an increase in bad debts, measured as a percentage of revenues. The revenues associated with these patients are generally recorded at gross charges, which are typically higher than what government programs and managed care plans pay, and the majority of bad debts are attributed to this payer class.

Insurance subsidiary gains and losses on sales of investments consist of realized gains and losses on the sales of investment securities by HCA's wholly-owned insurance subsidiary. In 2001, HCA had gains of $63 million compared to losses of $2 million in 2002, due to continued overall market declines during 2002.

Equity in earnings of affiliates remained relatively flat as a percentage of revenues at 1.0% in 2002 compared to 0.9% in 2001.

Depreciation and amortization decreased, as a percentage of revenues, to 5.0% in 2002 from 5.8% in 2001. HCA adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") on January 1, 2002. Under the provisions of SFAS 142, goodwill is no longer amortized but is subject to annual impairment tests. During 2001, $76 million of goodwill amortization was included in depreciation and amortization.

Interest expense decreased to $446 million in 2002 from $536 million in 2001. Interest expense on HCA's variable rate bank debt decreased due to a general decline in interest rates and an upgrade to HCA's credit rating.

During 2002, HCA recognized a pretax gain of $6 million ($4 million after-tax) on the sales of two consolidating hospitals. During 2001, HCA recognized a net pretax gain of $131 million ($76 million after-tax) on the sales of three consolidating hospitals, HCA's interest in two non-consolidating hospitals and a provider of specialty managed care benefit programs.

During 2002, due to the continued overall market decline and management's review and evaluation of the individual investment securities, management concluded that certain unrealized losses on HCA's equity investments should be classified as "other-than-temporary" and recorded an impairment charge on investment securities of $168 million. See Note 5 — Impairment of Investment Securities in the notes to consolidated financial statements.

During 2002, management decided to delay the development and implementation of certain financial and procurement information system components of its ERP program to concentrate and direct efforts to the patient accounting and human resources information system components, resulting in a pretax charge of $19 million. During

2001, HCA reduced the carrying value for a non-hospital, equity method joint venture to fair value, based upon estimates of sales value, resulting in a pretax charge of $17 million.

During 2002 and 2001, HCA incurred $58 million and $65 million, respectively, of investigation related costs. In 2002, these costs included $56 million of professional fees (legal and accounting) related to the governmental investigations and $2 million of other costs. In 2001, these costs included $54 million of professional fees (legal and accounting) related to the governmental investigations and $11 million of other costs.

HCA adopted Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 62, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145") on January 1, 2002. Under the provisions of SFAS 145, gains and losses on extinguishments of debt are generally classified in operating income, rather than as extraordinary items as previously required. During the fourth quarter of 2001, HCA recognized an extraordinary charge on extinguishment of debt of $28 million that has been reclassified in the consolidated income statements.

Minority interests in earnings of consolidated entities remained flat as a percentage of revenues.

The effective income tax rate was 42.7% in 2002 and 40.0% in 2001. The higher effective income tax rate in 2002 was due to the recording of a valuation allowance and in 2001, to certain nondeductible intangible assets related to gains on sales of facilities and impairment of long-lived assets. If the effect of the valuation allowance, the nondeductible intangible assets and related amortization were excluded the effective income tax rate would have been 39% for both periods.

Years Ended December 31, 2001 and 2000

Income before income taxes increased 186.4% from 2000 to 2001, primarily, due to the settlement with the Federal government related to civil and criminal issues that resulted in a pretax charge of $840 million in 2000. Also in 2000, HCA incurred a pretax charge of $117 million for the impairment of long-lived assets and recognized pretax gains of $34 million on the sales of facilities. During 2001, HCA incurred a pretax charge of $262 million for the settlement with the Federal government, $17 million for the impairment of long-lived assets and recognized pretax gains of $131 million on the sales of facilities. See Note 2 — Investigations and Settlement of Certain Government Claims, Note 3 — Acquisitions and Dispositions and Note 4 — Impairments of Long-Lived Assets in the notes to consolidated financial statements.

Revenues increased 7.7%, though the number of hospitals was reduced from 187 hospitals at December 31, 2000 to 178 hospitals at the end of 2001. On a same facility basis, revenues increased 10.2% and admissions increased 2.7%. The increases in reported and same facility revenues were the result of admissions growth of 0.7% on a reported basis and 2.7% on a same facility basis, combined with revenue per equivalent admission increases of 7.2% on a reported basis and 7.4% on a same facility basis. Successes achieved during 2001 in renegotiating and renewing certain managed care contracts on favorable terms, shifts from Medicare managed care to traditional Medicare and shifts by managed care patients from HMO to PPO products led to these improvements in revenue per equivalent admission.

Salaries and benefits, as a percentage of revenues, increased to 40.5% in 2001 from 39.8% in 2000. Salaries per equivalent admission increased 9.2% from 2000 to 2001 due to cost pressures associated with the tight labor market for health care professionals and increasing employee health benefits costs. Employee benefits as a percentage of salaries and benefits increased from 14.9% in 2000 to 16.2% in 2001.

Supply costs increased, as a percentage of revenues, to 15.9% in 2001 from 15.8% in 2000. The 7.8% rate of increase in the cost of supplies per equivalent admission (including pharmaceutical, orthopedic and cardiac supplies) exceeded the 7.2% increase in revenue per equivalent admission.

Other operating expenses (primarily consisting of contract services, professional fees, repairs and maintenance, rents and leases, utilities, insurance and non-income taxes), as a percentage of revenues, decreased to 18.1% in 2001 from 19.3% in 2000 primarily due to the combined effect of revenue growth and leveraging the fixed nature of the majority of these expenses.

Provision for doubtful accounts, as a percentage of revenues, increased to 7.7% in 2001 from 7.5% in 2000. The effect of rate increases to gross charges on a small component of the Company's overall business, primarily self pay and the uninsured, has resulted in an increase in bad debts, as measured as a percent of revenues, because the revenues associated with those patients are generally recorded at gross charges, which are typically higher than what government programs and managed care plans pay.

Insurance subsidiary gains on sales of investments consist of realized gains on the sales of investment securities by

HCA's wholly-owned insurance subsidiary. These gains decreased from $123 million in 2000 to $63 million in 2001. During 2000, certain funds were reallocated among investment managers, resulting in the recognition of previously unrealized gains.

Equity in earnings of affiliates, as a percentage of revenues, increased to 0.9% in 2001 from 0.8% in 2000 due to improved operations at hospital joint ventures accounted for using the equity method.

Depreciation and amortization decreased, as a percentage of revenues, to 5.7% in 2001 from 6.2% in 2000. Depreciation and amortization levels remained relatively unchanged while revenues increased over the prior year.

Interest expense decreased to $536 million in 2001 from $559 million in 2000 primarily due to a decrease in the general level of interest rates during 2001 compared to 2000.

During 2001, HCA recognized a net pretax gain of $131 million ($76 million after-tax) on the sales of three consolidating hospitals, HCA's interest in two non-consolidating hospitals and a provider of specialty managed care benefit programs. During 2000, HCA recognized a net pretax gain of $34 million ($16 million after-tax) on the sales of three consolidating hospitals. Proceeds from the sales were used to repay bank borrowings.

During 2001, HCA reduced the carrying value for its interest in a non-hospital, equity method joint venture to fair value, based upon estimates of sales value, resulting in a pretax charge of $17 million ($10 million after-tax). During 2000, HCA identified and initiated plans to sell or replace four consolidating hospitals and certain other assets. The carrying value for the hospitals and other assets to be divested was reduced to fair value based upon estimates of sales values, resulting in a pretax charge of $117 million ($80 million after-tax). See Note 4 — Impairments of Long-Lived Assets in the notes to consolidated financial statements.

During 2001 and 2000, respectively, HCA incurred $65 million and $62 million of investigation related costs. In 2001, these costs included $54 million of professional fees (legal and accounting) related to the governmental investigations and $11 million of other costs. In 2000, these costs included $51 million of professional fees (legal and accounting) related to the governmental investigations and $11 million of other costs.

HCA adopted SFAS 145 on January 1, 2002. Under the provisions of SFAS 145 gains and losses on extinguishments of debt are generally classified in operating income, rather than as extraordinary items as previously required. During the fourth quarter of 2001, HCA recognized an extraordinary charge on extinguishment of debt of $28 million that is now classified in operating income as loss on retirement of debt.

Minority interests in earnings of consolidated entities increased, as a percentage of revenues, to 0.7% in 2001 from 0.5% in 2000 due to improved operations at certain consolidating joint ventures.

The effective income tax rate was 57.6% in 2000 and 40.0% in 2001. The higher effective income tax rate in 2000 was due to the recording of a valuation allowance and certain nondeductible intangible assets related to gains on sales of facilities and impairment of long-lived assets.

Liquidity and Capital Resources

Cash provided by operating activities totaled $2.750 billion in 2002, compared to $1.413 billion in 2001 and $1.547 billion in 2000. The increase in cash provided by operating activities from 2001 to 2002 and the decrease during 2001 compared to 2000 was primarily due to the payment of $840 million to the Federal government in 2001 pursuant to the Plea and Civil Agreements and changes in income tax payments.

Working capital totaled $766 million at December 31, 2002 and $957 million at December 31, 2001. At December 31, 2002 and 2001, current liabilities included $933 million and $250 million, respectively, for settlements with the Federal government.

Cash used in investing activities was $1.740 billion, $1.300 billion and $1.087 billion in 2002, 2001 and 2000, respectively. Excluding acquisitions, capital expenditures were $1.718 billion in 2002, $1.370 billion in 2001 and $1.155 billion in 2000. HCA expended $124 million, $239 million and $350 million for acquisitions and investments in and advances to affiliates (generally interests in joint ventures that are accounted for using the equity method) during 2002, 2001 and 2000, respectively. Capital expenditures in all three years were funded by a combination of cash flows from operations and the issuance of debt. Planned capital expenditures in both 2003 and 2004 are expected to approximate $2.0 billion. At December 31, 2002, there were projects under construction, which had an estimated additional cost to complete and equip over the next five years of $2.7 billion. HCA expects to finance capital expenditures with internally generated and borrowed funds.

During 2002, HCA announced the signing of a definitive agreement for HCA to acquire the 14-hospital Health Midwest system in Kansas City, Missouri for $1.125 billion. HCA will also commit to make $450 million in capital

investments in the Kansas City market during the next five years. The acquisition is subject to regulatory approvals and other customary conditions.

In addition to cash flows from operations, available sources of capital include amounts available under HCA's $1.75 billion revolving credit facility (the "Credit Facility") ($1.4 billion and $1.5 billion as of December 31, 2002 and February 28, 2003, respectively) and anticipated access to public and private debt markets. Management believes that its available sources of capital are adequate to expand, improve and equip its existing health care facilities and to complete selective acquisitions.

Investments of HCA's professional liability insurance subsidiary to maintain statutory equity and pay claims totaled $1.655 billion and $1.703 billion at December 31, 2002 and 2001, respectively. Claims payments, net of reinsurance recoveries, during the next twelve months are expected to approximate $300 million. HCA's wholly-owned insurance subsidiary has entered into certain reinsurance contracts, and the obligations covered by the reinsurance contracts remain on the balance sheet as the subsidiary remains liable to the extent that the reinsurers do not meet their obligations under the reinsurance contracts. To minimize its exposure to losses from reinsurer insolvencies, HCA evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar activities or economic characteristics of the reinsurers. The amounts receivable related to the reinsurance contracts of $265 million and $313 million at December 31, 2002 and 2001, respectively, are included in other assets.

Cash flows used in financing activities totaled $934 million in 2002, $342 million in 2001 and $336 million in 2000. The increase in cash used during 2002 was related to the repayment of an investment made by a financial institution that invested $400 million to capitalize an entity that acquired HCA common stock. The primary source of funds for the cash used in financing activities was cash flow from operating activities.

In July 2002, HCA announced an authorization to repurchase up to 12 million shares of its common stock. During 2002, HCA made open market purchases of 6.2 million shares for $282 million. The repurchases were intended to offset the dilutive effect of employee stock compensation programs.

In October 2001, HCA announced an authorization to repurchase up to $250 million of its common stock. During 2001, HCA repurchased 6.4 million shares through open market purchases for $250 million, completing the repurchase authorization.

During 2001, HCA entered into an agreement with a financial institution that resulted in the financial institution investing $400 million (at December 31, 2001) to capitalize an entity that would acquire HCA common stock. This consolidated affiliate acquired 16.8 million of HCA shares in connection with HCA's settlement of certain forward purchase contracts. In June 2002, HCA repaid the financial institution and received 16.8 million shares of the Company's common stock. The financial institution's investment in the consolidated affiliate is reflected in HCA's balance sheet as "Company-obligated mandatorily redeemable securities of affiliate holding solely Company securities" at December 31, 2001. The quarterly return on the financial institution's investment, based on LIBOR plus 125 basis points return rate during 2001 and LIBOR plus 87.5 basis points return rate during 2002, is recorded as minority interest expense.

In March 2000, HCA announced an authorization to repurchase up to $1 billion of the Company's common stock. During 2001, HCA settled forward purchase contracts representing 19.6 million shares at a cost of $677 million. During 2000, HCA settled forward purchase contracts representing approximately 11.7 million shares at a cost of $300 million. In addition, during 2001, HCA purchased 1.1 million shares through open market purchases at a cost of $40 million, and received $17 million in premiums from the sale of put options.

In November 1999, HCA announced an authorization to repurchase up to $1 billion of its common stock. During 2000, HCA settled forward purchase contracts representing approximately 18.7 million shares at a cost of $539 million. During 2001, HCA settled the remaining forward purchase contracts associated with its November 1999 authorization representing 15.7 million shares at a cost of $461 million.

In March 2000, HCA entered into a $1.2 billion bank term loan agreement (the "2000 Term Loan"). Proceeds from the 2000 Term Loan were used in the first quarter of 2000 to retire the outstanding balance under a $1.0 billion term loan and to reduce outstanding loans under HCA's previously existing $2.0 billion credit facility ("Prior Credit Facility").

In May 2000, an English subsidiary of HCA entered into a $168 million Term Facility Agreement ("English Term Loan") with a bank. The term loan was used to purchase the ownership interest of HCA's joint venture partner in England and to refinance existing indebtedness.

In August 2000, HCA issued $750 million of 8.75% notes due September 1, 2010. Proceeds from the notes were used to reduce outstanding loans under the Prior Credit Facility by $350 million, reduce the outstanding balance under the 2000 Term Loan by $200 million and to settle $200 million of forward purchase contracts related to HCA's common stock.

In September 2000, HCA issued $500 million of floating rate notes due September 19, 2002. Proceeds from the notes were used to reduce the outstanding balance under the 2000 Term Loan.

In November 2000, HCA issued approximately $217 million of 8.75% notes due November 1, 2010. Proceeds from the notes were used to repay the outstanding balance under the English Term Loan and for general corporate purposes.

In January 2001, HCA issued $500 million of 7.875% notes due 2011. Proceeds from the notes were used to retire the outstanding balance under the 2000 Term Loan.

In April 2001, HCA entered into a $2.5 billion credit agreement (the "2001 Credit Agreement") with a group of banks consisting of a $1.75 billion revolving credit facility (the "Credit Facility") and a $750 million term loan (the "2001 Term Loan").

The 2001 Credit Agreement has a final maturity in April 2006. The Credit Facility refinanced and replaced the Prior Credit Facility. Interest under the 2001 Credit Agreement is payable at a spread to LIBOR, a spread to the prime lending rate or a competitive bid rate. The spread is dependent on HCA's credit ratings. The 2001 Credit Agreement contains customary covenants which include (i) limitations on debt levels, (ii) limitations on sales of assets, mergers and changes of ownership, and (iii) maintenance of minimum interest coverage ratios. As of February 28, 2003, HCA was in compliance with all such covenants.

In May 2001, HCA issued $500 million of 7.125% notes due June 1, 2006. Proceeds from the notes were used for general corporate purposes.

In February 2002, Standard & Poor's upgraded HCA's senior debt rating from BB+ to BBB-.

In April 2002, HCA issued $500 million of 6.95% notes due May 1, 2012. Proceeds from the notes were used for general corporate purposes.

In May 2002, HCA filed a shelf registration statement and prospectus with the SEC related to up to $1.5 billion in debt securities. Of the $1.5 billion available, $1 billion has been issued at February 28, 2003.

In September 2002, HCA issued $500 million of 6.30% notes due October 1, 2012. Proceeds from the notes were issued to repay amounts outstanding under the Credit Facility and for general corporate purposes.

In February 2003, HCA issued $500 million of 6.25% notes due February 15, 2013. Proceeds from the notes were used for general corporate purposes.

Management believes that cash flows from operations, amounts available under the Credit Facility and HCA's anticipated access to public and private debt markets are sufficient to meet expected liquidity needs during the next twelve months.

Contractual Obligations and Off-Balance Sheet Arrangements

As of December 31, 2002, maturities of contractual obligations and other commercial commitments are presented in the table below (dollars in millions):

		Payments Due by Period			
Contractual Obligations	Total	Current	2-3 years	4-5 years	After 5 years
Long-term debt, excluding the Credit Facility	$ 6,843	$ 446	$ 1,239	$ 1,036	$ 4,122
Loans outstanding under the Credit Facility	100	—	—	100	—
Operating leases	1,121	196	316	206	403
Government settlement	933	933	—	—	—

		Commitment Expiration by Period			
Other Commercial Commitments	Total	Current	2-3 years	4-5 years	After 5 years
Government letter of credit(a)	$ 250	$ 250	$ —	$ —	$ —
Other letters of credit(b)	62	3	—	—	59
Surety bonds(c)	172	170	2	—	—
Guarantees(d)	5	—	3	—	2

(a) In connection with the share repurchase programs, HCA entered into a Letter of Credit Agreement with the DOJ in 1999. Upon the Company making the payments provided under the DOJ Understanding, the Company would no longer have any remaining obligation to maintain letters of credit with the DOJ.

(b) HCA has other letters of credit outstanding with insurance companies that issued workers compensation insurance policies to the Company in prior years. The letters of credit serve as security to the insurance companies for payment obligations retained by the Company.

(c) HCA agreed to indemnify various commercial insurers who have provided surety bonds to cover damages for malpractice cases which were awarded to plaintiffs by the courts. These cases are currently under appeal and the bonds will not be released by the courts until the cases are closed.

(d) HCA has entered into guarantee agreements related to certain leases.

Market Risk

HCA is exposed to market risk related to changes in market values of securities. The investments in debt and equity securities of HCA's wholly-owned insurance subsidiary were $1.170 billion and $485 million, respectively, at December 31, 2002. These investments are carried at fair value with changes in unrealized gains and losses being recorded as adjustments to other comprehensive income. The fair value of investments is generally based on quoted market prices. During the third quarter of 2002, due to the continued overall market decline and management's review and evaluation of the individual investment securities, management concluded that certain unrealized losses of HCA's insurance subsidiary's equity investments were considered "other-than-temporary". HCA recorded an impairment charge on the identified investment securities of $168 million. The declines in fair value and any resulting losses incurred on sales of the securities on which the impairment charge was recorded do not present a current liquidity concern to the Company, as professional liability claim payments, net of reinsurance recoveries, during the next twelve months are estimated to be approximately $300 million and $1.655 billion of investment securities are available. However, if the insurance subsidiary were to continue to experience market declines in its investments, this could require additional investment by the Company to allow the insurance subsidiary to satisfy its minimum capital requirements.

HCA evaluates, among other things, the financial position and near term prospects of the issuer, conditions in the issuer's industry, liquidity of the investment, changes in the amount or timing of expected future cash flows from the investment, and recent downgrades of the issuer by a rating agency to determine if and when a decline in the fair value of an investment below amortized cost is considered "other-than-temporary". The length of time and extent to which the fair value of the investment is less than amortized cost and HCA's ability and intent to retain the investment to allow for any anticipated recovery in the investment's fair value are important components of management's investment securities evaluation process. At December 31, 2002, HCA had a net unrealized gain of $67 million on the insurance subsidiary's investment securities.

HCA is also exposed to market risk related to changes in interest rates, and HCA periodically enters into interest rate swap agreements to manage its exposure to these fluctuations. HCA's interest rate swap agreements involve the exchange of fixed and variable rate interest payments between two parties, based on common notional principal amounts and maturity dates. The notional amounts and interest payments in these agreements match the cash flows of the related liabilities. The notional amounts of the swap agreements represent balances used to calculate the exchange of cash flows and are not assets or liabilities of HCA. Any market risk or opportunity associated with these swap agreements is offset by the opposite market impact on the related debt. HCA's credit risk related to these agreements is considered low because the swap agreements are with creditworthy financial institutions. The interest payments under these agreements are settled on a net basis. These derivatives and the related hedged debt amounts have been recognized in the financial statements at their respective fair values.

With respect to HCA's interest-bearing liabilities, approximately $1.6 billion of long-term debt at December 31, 2002 is subject to variable rates of interest, while the remaining balance in long-term debt of $5.3 billion at December 31, 2002 is subject to fixed rates of interest. Both the general level of U.S. interest rates and, for the 2001 Credit Agreement, the Company's credit rating affect HCA's variable interest rate. HCA's variable rate debt is comprised of the Company's Credit Facility on which interest is payable generally at LIBOR plus 0.7% to 1.5% (depending on HCA's credit ratings), a bank term loan on which interest is payable generally at LIBOR plus 1% to 2%, and fixed rate notes on which interest rate swaps have been employed on which interest is payable at LIBOR plus 1.9% to 2.4%. Due to decreases in LIBOR and the improvement in the Company's credit rating, the average rate for the Company's Credit Facility decreased from 4.3% for the year ended December 31, 2001 to 2.5% for the year ended December 31, 2002, and the average rate for the Company's term loans decreased from 5.2% for the year ended December 31, 2001 to 2.8% for the year ended December 31, 2002. The estimated fair value of HCA's total long-term debt was $7.4 billion at December 31, 2002. The estimates of fair value are based upon the quoted market prices for the same or similar issues of long-term debt with the same maturities. Based on a hypothetical 1% increase in interest rates, the potential annualized reduction to future pretax earnings would be approximately $16 million. The impact of such a change in interest rates on the fair value of long-term debt would not be significant. The estimated changes to interest expense and the fair value of long-term debt are determined considering the impact of hypothetical interest rates on HCA's borrowing cost and long-term debt balances. To mitigate the impact of fluctuations in interest rates, HCA generally targets a portion of its debt portfolio to be maintained at fixed rates.

Foreign operations and the related market risks associated with foreign currency are currently insignificant to HCA's results of operations and financial position.

Effects of Inflation and Changing Prices

Various Federal, state and local laws have been enacted that, in certain cases, limit HCA's ability to increase prices. Revenues for acute care hospital services rendered to Medicare patients are established under the Federal government's prospective payment system. Total Medicare revenues approximated, 28% in 2002, 2001 and in 2000 of HCA's total patient revenues.

Management believes that hospital industry operating margins have been, and may continue to be, under significant pressure because of changes in payer mix and growth in operating expenses in excess of the increase in prospective payments under the Medicare program. In addition, as a result of increasing regulatory and competitive pressures, HCA's ability to maintain operating margins through price increases to non-Medicare patients is limited.

IRS Disputes

HCA is contesting claims for income taxes and related interest proposed by the IRS for prior years aggregating approximately $319 million as of December 31, 2002. Management believes that final resolution of these disputes will not have a material adverse effect on the results of operations or liquidity of HCA. See Note 6 — Income Taxes in the notes to consolidated financial statements for a description of the pending IRS disputes.

During 2001, the Company and the IRS filed Stipulated Settlements with the Tax Court regarding the IRS' proposed disallowance of certain financing costs, systems conversion costs and insurance premiums which were deducted in calculating taxable income and the allocation of costs among fixed assets and goodwill in connection with certain hospitals acquired by the Company in 1995 and 1996. The settlement resulted in the Company's payment of additional tax and interest of $16 million and had no impact on the Company's results of operations.

During 2001, the Company filed an appeal with the United States Court of Appeals for the Sixth Circuit with respect to two Tax Court decisions received in 1996 related to the IRS examination of HCA-Hospital Corporation of America's ("Hospital Corporation of America") 1987 through 1988 Federal income tax returns. HCA is contesting the Tax Court decisions related to the method that Hospital Corporation of America used to calculate its tax reserve for doubtful accounts and the timing of deferred income recognition in connection with its sales of certain subsidiaries to Healthtrust Inc. — The Hospital Company in 1987.

During 2000, HCA and the IRS filed a Stipulated Settlement with the Tax Court regarding the IRS' proposed disallowance of certain acquisition-related costs, executive compensation and systems conversion costs which were deducted in calculating taxable income and the methods of accounting used by certain subsidiaries for calculating taxable income related to vendor rebates and governmental receivables. The settlement resulted in the payment of tax and interest of $156 million and had no impact on HCA's results of operations.

HCA Inc.
Report of Independent Auditors

To the Board of Directors and Stockholders
HCA Inc.

We have audited the accompanying consolidated balance sheets of HCA Inc. as of December 31, 2002 and 2001 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HCA Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

ERNST & YOUNG LLP



Nashville, Tennessee
February 4, 2003

HCA Inc.
Report of Management

To Our Stockholders:

Management is responsible for the preparation and fair presentation of the Company's consolidated financial statements and related information that appears in this annual report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and reasonably present the Company's financial condition, results of operations and cash flows in conformity with accounting principles generally accepted in the United States. The Company's consolidated financial statements include amounts that must be based on estimates and judgments. Management believes that the amounts based on estimates and judgements represent their best estimates and judgments and are reasonable under the circumstances.

The management of HCA is also responsible for maintaining effective internal control over financial reporting. Management establishes an environment that fosters strong controls, and designs business processes to identify and respond to risk. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded and financial records are reliable.

HCA's accounting policies and internal control are under the general oversight of the Board of Directors, acting through the Audit Committee of the Board. The Audit Committee is composed entirely of independent directors who are not officers or employees of HCA. The Audit Committee meets with financial management, internal auditors and the independent auditors to review internal accounting controls and accounting, auditing and financial reporting matters.

Ernst & Young LLP, independent auditors, obtains and maintains an understanding of HCA's internal control and procedures for financial reporting, and conducts such tests and other auditing procedures as it considers necessary in the circumstances to express an opinion on the consolidated financial statements. Ernst & Young LLP has full access to the Audit Committee, with no members of management present, to discuss its audit and its findings as to the integrity of HCA's financial reporting and the effectiveness of internal control.

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control, and accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. However, management believes that HCA maintained effective internal control over financial reporting as of December 31, 2002.



Jack O. Bovender, Jr., Chairman and Chief Executive Officer



R. Milton Johnson, Senior Vice President and Controller

HCA Inc.

Consolidated Income Statements for the Years Ended December 31, 2002, 2001 and 2000

(Dollars in millions, except per share amounts)

	2002	2001	2000
Revenues	$ 19,729	$ 17,953	$ 16,670
Salaries and benefits	7,952	7,279	6,639
Supplies	3,158	2,860	2,640
Other operating expenses	3,341	3,238	3,208
Provision for doubtful accounts	1,581	1,376	1,255
Insurance subsidiary (gains) losses on sales of investment securities	2	(63)	(123)
Equity in earnings of affiliates	(206)	(158)	(126)
Depreciation and amortization	1,010	1,048	1,033
Interest expense	446	536	559
Settlement with Federal government	603	262	840
Gains on sales of facilities	(6)	(131)	(34)
Impairment of investment securities	168	—	—
Impairment of long-lived assets	19	17	117
Investigation related costs	58	65	62
Loss on retirement of debt	—	28	—
	18,126	16,357	16,070
Income before minority interests and income taxes	1,603	1,596	600
Minority interests in earnings of consolidated entities	148	119	84
Income before income taxes	1,455	1,477	516
Provision for income taxes	622	591	297
Reported net income	833	886	219
Goodwill amortization, net of income taxes	—	69	73
Adjusted net income	$ 833	$ 955	$ 292
Basic earnings per share:			
Reported net income	$ 1.63	$ 1.69	$ 0.39
Goodwill amortization, net of income taxes	—	0.13	0.13
Adjusted net income	$ 1.63	$ 1.82	$ 0.52
Diluted earnings per share:			
Reported net income	$ 1.59	$ 1.65	$ 0.39
Goodwill amortization, net of income taxes	—	0.13	0.13
Adjusted net income	$ 1.59	$ 1.78	$ 0.52

The accompanying notes are an integral part of the consolidated financial statements.

HCA Inc.
Consolidated Balance Sheets, December 31, 2002 and 2001

(Dollars in millions)

	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 161	$ 85
Accounts receivable, less allowance for doubtful accounts of $2,045 and $1,812	2,788	2,420
Inventories	462	423
Deferred income taxes	568	781
Other	526	432
	4,505	4,141
Property and equipment, at cost:		
Land	994	966
Buildings	6,450	6,076
Equipment	8,379	7,530
Construction in progress	977	650
	16,800	15,222
Accumulated depreciation	(7,079)	(6,303)
	9,721	8,919
Investments of insurance subsidiary	1,355	1,453
Investments in and advances to affiliates	679	680
Goodwill	1,994	1,984
Deferred loan costs	67	67
Other	420	486
	$ 18,741	$ 17,730
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 809	$ 755
Accrued salaries	438	386
Other accrued expenses	1,113	986
Government settlement accrual	933	250
Long-term debt due within one year	446	807
	3,739	3,184
Long-term debt	6,497	6,553
Professional liability risks	1,193	1,202
Deferred income taxes and other liabilities	999	1,066
Minority interests in equity of consolidated entities	611	563
Company-obligated mandatorily redeemable securities of affiliate holding solely Company securities	—	400
Stockholders' equity:		
Common stock $0.01 par; authorized 1,600,000,000 voting shares and 50,000,000 nonvoting shares; outstanding 493,176,000 voting shares and 21,000,000 nonvoting shares — 2002 and 488,297,200 voting shares and 21,000,000 nonvoting shares — 2001	5	5
Capital in excess of par value	93	—
Other	6	7
Accumulated other comprehensive income	73	18
Retained earnings	5,525	4,732
	5,702	4,762
	$ 18,741	$ 17,730

The accompanying notes are an integral part of the consolidated financial statements.

HCA Inc.

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2002, 2001 and 2000

(Dollars in millions)

	Common Stock Shares (000)	Common Stock Par Value	Capital in Excess of Par Value	Other	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balances, December 31, 1999	564,273	$ 6	$ 951	$ 8	$ 53	$4,599	$5,617
Comprehensive income:							
Net income						219	219
Other comprehensive income:							
Net unrealized losses on investment securities					(6)		(6)
Foreign currency translation adjustments					5		5
Total comprehensive income					(1)	219	218
Cash dividends						(44)	(44)
Stock repurchases	(30,363)	(1)	(873)				(874)
Stock options exercised	6,650		191				191
Employee benefit plan issuances	2,431		52				52
Reclassification of forward purchase contracts and put options to temporary equity			(334)			(435)	(769)
Other	1		13	1			14
Balances, December 31, 2000	542,992	5	—	9	52	4,339	4,405
Comprehensive income:							
Net income						886	886
Net unrealized losses on investment securities					(34)		(34)
Total comprehensive income					(34)	886	852
Cash dividends						(42)	(42)
Stock repurchases	(42,934)					(738)	(738)
Stock options exercised	7,631					239	239
Employee benefit plan issuances	1,549					52	52
Other	59			(2)		(4)	(6)
Balances, December 31, 2001	509,297	5	—	7	18	4,732	4,762
Comprehensive income:							
Net income						833	833
Other comprehensive income:							
Net unrealized gains on investment securities					27		27
Foreign currency translation adjustments					36		36
Defined benefit plan					(8)		(8)
Total comprehensive income					55	833	888
Cash dividends						(40)	(40)
Stock repurchases	(6,200)		(282)				(282)
Stock options exercised	9,170		306	(1)			305
Employee benefit plan issuances	1,909		69				69
Balances, December 31, 2002	514,176	$ 5	$ 93	$ 6	$ 73	$5,525	$5,702

The accompanying notes are an integral part of the consolidated financial statements.

HCA Inc.

Consolidated Statements of Cash Flows, for the Years Ended December 31, 2002, 2001 and 2000

(Dollars in millions)

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 833	$ 886	$ 219
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for doubtful accounts	1,581	1,376	1,255
Depreciation and amortization	1,010	1,048	1,033
Income taxes	64	412	(219)
Settlement with Federal government	603	(580)	840
Gains on sales of facilities	(6)	(131)	(34)
Impairment of investment securities	168	—	—
Impairment of long-lived assets	19	17	117
Increase (decrease) in cash from operating assets and liabilities:			
Accounts receivable	(1,865)	(1,603)	(1,678)
Inventories and other assets	(88)	(39)	90
Accounts payable and accrued expenses	322	45	(147)
Other	109	(18)	71
Net cash provided by operating activities	2,750	1,413	1,547
Cash flows from investing activities:			
Purchase of property and equipment	(1,718)	(1,370)	(1,155)
Acquisition of hospitals and health care entities	(124)	(239)	(350)
Disposal of hospitals and health care entities	135	519	327
Change in investments	(27)	(167)	106
Other	(6)	(43)	(15)
Net cash used in investing activities	(1,740)	(1,300)	(1,087)
Cash flows from financing activities:			
Issuances of long-term debt	1,005	1,750	2,980
Net change in revolving bank credit facility	(655)	555	(500)
Repayment of long-term debt	(816)	(1,697)	(2,058)
Repurchases of common stock	(282)	(1,506)	(874)
Issuances of common stock	267	213	197
Issuance (repayment) of mandatorily redeemable securities of affiliate	(400)	400	—
Payment of cash dividends	(40)	(42)	(44)
Other	(13)	(15)	(37)
Net cash used in financing activities	(934)	(342)	(336)
Change in cash and cash equivalents	76	(229)	124
Cash and cash equivalents at beginning of period	85	314	190
Cash and cash equivalents at end of period	$ 161	$ 85	$ 314
Interest payments	$ 427	$ 558	$ 489
Income tax payments, net of refunds	$ 558	$ 179	$ 516

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 — ACCOUNTING POLICIES

Reporting Entity

HCA Inc. is a holding company whose affiliates own and operate hospitals and related health care entities. The term "affiliates" includes direct and indirect subsidiaries of HCA Inc. and partnerships and joint ventures in which such subsidiaries are partners. At December 31, 2002, these affiliates owned and operated 173 hospitals, 74 freestanding surgery centers and provided extensive outpatient and ancillary services. Affiliates of HCA are also partners in joint ventures that own and operate six hospitals and four freestanding surgery centers, which are accounted for using the equity method. The Company's facilities are located in 22 states, England and Switzerland. The terms "HCA" or the "Company" as used in this annual report refer to HCA Inc. and its affiliates unless otherwise stated or indicated by context.

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The majority of the Company's expenses are "cost of revenue" items.

The consolidated financial statements include all subsidiaries and entities controlled by HCA. "Control" is generally defined by HCA as ownership of a majority of the voting interest of an entity. Variable interests are considered for investments in entities that are not controlled by voting interests and for investments in entities in which the equity investment is not proportional to the economic risks and rewards. Significant intercompany transactions have been eliminated. Investments in entities that HCA does not control, but in which it has a substantial ownership interest and can exercise significant influence, are accounted for using the equity method.

HCA has completed various acquisitions and joint venture transactions that have been recorded under the purchase method of accounting. Accordingly, the accounts of these entities have been consolidated with those of HCA for periods subsequent to the acquisition of controlling interests.

Revenues

Revenues consist primarily of net patient service revenues that are recorded based upon established billing rates less allowances for contractual adjustments. Revenues are recorded during the period the health care services are provided, based upon the estimated amounts due from the patients and third-party payers, including Federal and state agencies (under the Medicare, Medicaid and Tricare programs), managed care health plans, commercial insurance companies and employers. Estimates of contractual allowances under managed care health plans are based upon the payment terms specified in the related contractual agreements. Managed care agreements' contractual payment terms are generally based upon predetermined rates per diagnosis, per diem rates or discounted fee-for-service rates.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount. The estimated reimbursement amounts are adjusted in subsequent periods as cost reports are prepared and filed and as final settlements are determined (in relation to certain government programs, primarily Medicare, this is generally referred to as the "cost report" filing and settlement process). The adjustments to estimated reimbursement amounts resulted in increases to revenues of $76 million, $105 million and $168 million in 2002, 2001 and 2000, respectively. In association with the ongoing Federal investigations into certain of HCA's business practices, the applicable governmental agencies had substantially ceased the processing of final settlements of HCA's cost reports. Since the cost reports were not being settled, HCA has not been receiving the updated information which, prior to 1998, was the basis used by HCA to adjust estimated settlement amounts. Upon the approval and execution of the March 28, 2002 understanding reached by HCA and the Centers for Medicare and Medicaid Services ("CMS") (See Note 2 — Investigations and Settlement of Certain Government Claims), all Medicare cost report, home office cost statement and appeal issues between HCA and CMS would be resolved. The Medicare cost reports that would be resolved include more than 2,600 HCA cost reports for cost report periods ended on or before July 31, 2001. Management believes that adequate provisions have been made for adjustments that may result from final determination of amounts earned under the Medicare and Medicaid programs.

HCA provides care without charge to patients who are financially unable to pay for the health care services they receive. Because HCA does not pursue collection of amounts determined to qualify as charity care, they are not reported in revenues.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with a maturity of three months or less when purchased. Carrying values of cash and cash equivalents approximate fair value due to the short-term nature of these instruments.

Accounts Receivable

HCA receives payments for services rendered from Federal and state agencies (under the Medicare, Medicaid and Tricare programs), managed care health plans, commercial insurance companies, employers and patients. During both years ended December 31, 2002 and 2001, approximately 28% of HCA's revenues related to patients participating in the Medicare program. HCA recognizes that revenues and receivables from government agencies are significant to its operations, but does not believe that there are significant credit risks associated with these government agencies. HCA does not believe that there are any other significant concentrations of revenues from any particular payer that would subject it to any significant credit risks in the collection of its accounts receivable.

Additions to the allowance for doubtful accounts are made by means of the provision for doubtful accounts. Accounts written off as uncollectible are deducted from the allowance and subsequent recoveries are added.

The amount of the provision for doubtful accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, trends in Federal and state governmental health care coverage and other collection indicators. The primary tool used in management's assessment is an annual, detailed review of historical collections and write-offs at facilities that represent a majority of the Company's revenues and accounts receivable. The results of the detailed review of historical collections and write-offs experience, adjusted for changes in trends and conditions, are used to evaluate the allowance amount for the current period.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment and Amortizable Intangibles

Depreciation expense, computed using the straight-line method, was $1.007 billion in 2002, $961 million in 2001, and $931 million in 2000. Buildings and improvements are depreciated over estimated useful lives ranging generally from ten to 40 years. Estimated useful lives of equipment vary generally from four to ten years.

Debt issuance costs are amortized based upon the lives of the respective debt obligations. The gross carrying amount of deferred loan costs at December 31, 2002 and 2001 was $91 million and $85 million, respectively, and accumulated amortization was $24 million and $18 million at December 31, 2002 and 2001, respectively. Amortization of deferred loan costs is included in interest expense and was $11 million, $12 million and $15 million for 2002, 2001 and 2000, respectively.

On January 1, 2002, HCA adopted Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). Prior to January 1, 2002, HCA recognized impairments of long-lived assets in accordance with Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In accordance with SFAS 144, when events, circumstances or operating results indicate that the carrying values of certain long-lived assets and related identifiable intangible assets (excluding goodwill) that are expected to be held and used, might be impaired, HCA prepares projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate that the recorded amounts are not expected to be recoverable, such amounts are reduced to estimated fair value. Fair value may be estimated based upon internal evaluations of each market that include quantitative analyses of revenues and cash flows, reviews of recent sales of similar facilities and independent appraisals.

Long-lived assets to be disposed of are reported at the lower of their carrying amounts or fair value less costs to sell

or close. The estimates of fair value are usually based upon recent sales of similar assets and market responses based upon discussions with and offers received from potential buyers.

Goodwill

HCA adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") on January 1, 2002. Under SFAS 142, beginning in 2002, goodwill is no longer amortized, but is subject to annual impairment tests. The Company compares the fair value of the goodwill to the carrying amount on at least an annual basis to determine if there is potential impairment. If the fair value of the asset is less than its carrying value, an impairment loss is recognized. Fair value of goodwill is estimated based upon internal evaluations of the related long-lived assets in each market that include quantitative analyses of revenues and cash flows, reviews of recent sales of similar facilities and market responses based upon discussions with and offers received from potential buyers. The market responses are usually considered to provide the most reliable estimates of fair value. During 2002, goodwill increased by $32 million related to acquisitions, decreased by $30 million related to facilities that were sold and increased by $8 million due to foreign currency translation adjustments. No impairment loss was recognized during 2002 related to goodwill.

Prior to January 1, 2002, goodwill was amortized using the straight-line method, generally over periods ranging from 30 to 40 years for hospital acquisitions and periods ranging from five to 20 years for physician practice, clinic and other acquisitions.

Professional Liability Insurance Claims

A substantial portion of HCA's professional liability risks is insured through a wholly-owned insurance subsidiary of HCA, which is funded annually. Reserves for professional liability risks were $1.551 billion and $1.520 billion at December 31, 2002 and 2001, respectively. The current portion of this reserve, $358 million and $318 million at December 31, 2002 and 2001, respectively, is included in "Other accrued expenses" in the consolidated balance sheet. Professional liability insurance expense of $350 million, $274 million and $231 million for the years ended December 31, 2002, 2001 and 2000, respectively, is classified in "Other operating expenses" in the Company's consolidated income statement. Provisions for losses related to professional liability risks are based upon actuarially determined estimates. Loss and loss expense reserves represent the estimated ultimate net cost of all reported and unreported losses incurred through the respective consolidated balance sheet dates. The reserves for unpaid losses and loss expenses are estimated using individual case-basis valuations and actuarial analyses. Those estimates are subject to the effects of trends in loss severity and frequency. The estimates are continually reviewed and adjustments are recorded as experience develops or new information becomes known. The changes to the estimated reserve amounts are included in current operating results. The aggregate liability covers approximately 4,400 individual claims at both December 31, 2002 and 2001 and estimates for potential unreported claims. The time period required to resolve these malpractice claims can vary depending upon the jurisdiction and whether the claim is settled or litigated. During 2002 and 2001, $335 million and $278 million, respectively, of payments were made for professional and general liability claims. The estimation of the timing of payments beyond a year can vary significantly. Although considerable variability is inherent in professional liability reserve estimates, management believes that the reserves for losses and loss expenses are adequate; however, there can be no assurance that the ultimate liability will not exceed management's estimates.

HCA's facilities are insured by the wholly-owned insurance subsidiary for losses up to $25 million per occurrence. Professional liability risks above a $6.8 million retention per occurrence for 2001 and a $10 million retention per occurrence for 2002 were reinsured with unrelated commercial carriers. The insurance subsidiary obtained no reinsurance for 2003. HCA also maintains professional liability insurance with unrelated commercial carriers for losses in excess of amounts insured by its insurance subsidiary.

The obligations covered by the reinsurance contracts with the insurance subsidiary remain on the balance sheet as the subsidiary remains liable to the extent that the reinsurers do not meet their obligations under the reinsurance contracts. The amounts receivable for the reinsurance contracts of $265 million and $313 million at December 31, 2002, and 2001, respectively, are included in other assets. In addition, deferred gains from retroactive reinsurance of $11 million and $15 million are included in other liabilities at December 31, 2002 and 2001, respectively, and will be recognized over the estimated recovery period using the interest method.

Investments of Insurance Subsidiary

At December 31, 2002 and 2001, the investments of HCA's wholly-owned insurance subsidiary were classified as "available-for-sale" as defined in Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and are recorded in HCA's consolidated balance sheet at fair value. The investment securities are held for the purpose of providing the funding source to pay professional and general liability claims covered by the insurance subsidiary. Management's assessment of individual investment securities each quarter as to whether declines in market value are temporary or other-than-temporary involves multiple judgment calls, often involves estimating the outcome of future events, and requires a significant level of professional judgment in determining whether factors exist that indicate an impairment has occurred. HCA evaluates, among other things, the financial position and near term prospects of the issuer, conditions in the issuer's industry, liquidity of the investment, changes in the amount or timing of expected future cash flows from the investment, and recent downgrades of the issuer by a rating agency, to determine if and when a decline in the fair value of an investment below amortized cost is considered other-than-temporary. The length of time and extent to which the fair value of the investment is less than amortized cost and HCA's ability and intent to retain the investment to allow for any anticipated recovery of the investment's fair value are important components of management's investment securities evaluation process.

Minority Interests in Consolidated Entities

The consolidated financial statements include all assets, liabilities, revenues and expenses of less than 100% owned entities controlled by HCA. Accordingly, management has recorded minority interests in the earnings and equity of such entities.

Related Party Transactions

MedCap Properties, LCC ("MedCap")

In December 2000, HCA transferred 116 medical office buildings ("MOBs") to MedCap. HCA received approximately $250 million and a minority interest (approximately 48%) in MedCap in the transaction. MedCap is a private company that was formed by HCA and other investors to acquire the buildings. HCA did not recognize a gain or loss on the transaction. The Chief Manager of MedCap, who is also a member of the MedCap board of governors, is a relative of a Director and former executive officer of the Company.

HCA leases certain office space from MedCap and, during the years ended December 31, 2002 and 2001, paid MedCap $19.4 million and $17.1 million, respectively, in rents for such leased office space. HCA reserves certain rights of control and approval with respect to the leasing, operation and maintenance of the MOBs transferred to MedCap. In return for these rights, HCA has provided MedCap with a contingent guaranty of a specified level of net operating income, defined as rental income less operating expenses. This agreement relates to the majority of the MOBs transferred to MedCap and no payments were required under the agreement during 2002 or 2001. HCA has also provided special credit enhancement under separate operations and support agreements related to certain MOBs that are newly constructed or have relatively low occupancy rates. HCA incurred costs of $1.9 million and $3.2 million under these agreements during 2002 and 2001, respectively. HCA expects that the costs to be incurred in future periods under these agreements will not have a material impact on its results of operations. The term for the operations and support agreements is for five years and is extendable indefinitely at HCA's option.

MedCap has the option to require HCA to purchase the affiliated MOBs with respect to an HCA hospital that is closed or replaced. The purchase price for affiliated MOBs under the option agreement is the greater of their aggregate current fair value or their aggregate book value at MedCap's formation date. During 2002, HCA repurchased one MOB from MedCap that was affiliated with a hospital facility that HCA planned to sell. The aggregate purchase price of $0.4 million exceeded HCA's allocation of its investment book value by $0.2 million. During 2001, HCA repurchased two MOBs from MedCap that were affiliated with a hospital facility that HCA planned to sell. The aggregate purchase price of $4.5 million exceeded HCA's allocation of its investment book value for the two MOBs by $1.9 million. MedCap has rights of first offer on any future MOBs developed by HCA or its affiliates and on the disposition by HCA and its affiliates of any existing MOB associated with HCA hospitals, in geographic markets covered by MedCap. During 2002 and 2001,

HCA entered into development and/or operating agreements with MedCap related to four new MOBs that have an aggregate estimated cost of $65 million.

<u>*LifePoint Hospitals, Inc. ("LifePoint") and Triad Hospitals, Inc. ("Triad")*</u>

In May 1999, HCA completed the spin-offs of LifePoint and Triad (the "Spin-offs") through the distribution of shares of LifePoint common stock and Triad common stock to the HCA stockholders. In connection with the Spin-offs, HCA entered into agreements to provide financial, clinical, patient accounting and network information to LifePoint and Triad. The agreements have terms expiring in May 2006. In addition, HCA's wholly-owned insurance subsidiary provides insurance and risk management services, negotiated on a year-to-year basis, to LifePoint and Triad. For the years ended December 31, 2002, 2001 and 2000, HCA received $11.8 million, $11.6 million and $11.0 million, respectively, from LifePoint and $46.5 million, $35.6 million and $26.2 million, respectively, from Triad pursuant to these agreements. The fees provided for in the agreements are intended to be market competitive and are based on HCA's costs incurred in providing the services. During 2000, HCA sold a hospital facility to LifePoint for a sales price of $51 million and realized a pretax gain of $18 million. During 2001, HCA sold a hospital facility to LifePoint for a sales price of $19 million and realized a pretax gain of $3 million. The Company believes the sales of the hospital facilities to LifePoint were on terms no less favorable to the Company than those which would have been obtained from an unaffiliated party.

<u>*Global Health Exchange, LLC ("GHX")*</u>

In 1999, HCA formed empactHealth.com, with the intent of improving its hospitals' efficiencies in the procurement of goods and supplies by utilizing the Internet. In January 2001, empactHealth.com merged with Medibuy, an unrelated competitor of empactHealth.com. As a result of the merger, HCA owned approximately 17% of Medibuy and HCA's directors and certain members of its management owned approximately 2%. During 2001, HCA reduced the carrying value for its investment in Medibuy to fair value, based upon estimates of sales values, resulting in a pretax charge of $17 million ($10 million after tax). During 2002, HCA paid $2.4 million to Medibuy for annual software license fees, transaction fees and related services and paid and expensed $3 million of additional investment payments to Medibuy. During 2002, HCA's management and directors relinquished their ownership in Medibuy for no consideration. In December 2002, Medibuy merged with GHX. As a result of the merger, HCA owns approximately 7% of GHX and an officer of HCA serves on GHX's board of directors. HCA and GHX entered into a three-year, master user agreement, which commenced on January 1, 2003, pursuant to which GHX provides access to its e-commerce system, a license to certain requisitioning software and other services. The user agreement with GHX provides for annual payments of $3.0 million for 2003 and $2.5 million for 2004 and 2005. Healthtrust Purchasing Group ("HPG"), an affiliate of HCA, also entered into an e-commerce agreement with GHX, which commenced on January 1, 2003, pursuant to which HPG will be able to offer the GHX e-commerce system to HPG members. The Company believes its transactions with Medibuy and GHX are on terms no less favorable to the Company than those which would be obtained from unaffiliated parties.

<u>*HealthStream, Inc. ("HealthStream")*</u>

In October 2001, HCA entered into an amended agreement with HealthStream to purchase internet-based education and training services. The agreement has a four-year term and provides for minimum fees of $2.5 million per year, with total minimum fees of $12 million over the four-year term. During 2002 and 2001, the Company paid HealthStream $2.9 million and $1.5 million, which represented approximately 18% and 11%, respectively, of HealthStream's net revenues. The Chief Executive Officer, President and Chairman of the Board of Directors of HealthStream is a relative of a Director and former executive officer of HCA. The Company believes its transactions with HealthStream are on terms no less favorable to the Company than those which would be obtained from an unaffiliated party.

Stock-Based Compensation

HCA applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock benefit plans. Accordingly, no compensation cost has

been recognized for HCA's stock options granted under the plans because the exercise prices for options granted were equal to the quoted market prices on the option grant dates and all option grants were to employees or directors.

As required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), HCA has determined the pro forma net income and earnings per share as if compensation cost for HCA's employee stock option and stock purchase plans had been determined based upon fair values at the grant dates. These pro forma amounts are as follows (dollars in millions, except per share amounts):

	2002	2001	2000
Adjusted net income:			
As reported	$ 833	$ 955	$ 292
Stock-based employee compensation expense determined under a fair value method, net of income taxes	151(a)	49	55
Pro forma	$ 682	$ 906	$ 237
Basic earnings per share:			
As reported	$ 1.63	$ 1.82	$ 0.52
Pro forma	$ 1.33	$ 1.73	$ 0.43
Diluted earnings per share:			
As reported	$ 1.59	$ 1.78	$ 0.52
Pro forma	$ 1.30	$ 1.69	$ 0.42

(a) The Company determines pro forma stock-based employee compensation expense using an estimated forfeiture assumption. A forfeiture assumption of 50% had been used for periods through December 31, 2001. This 50% forfeiture assumption was reasonable for stock option grants made during the 1995 through 1998 period, but subsequent to the Company completing a major restructuring process that involved significant executive management turnover, the Spin-offs, and the sales of numerous facilities, the Company determined during 2002 that the forfeiture assumption for 1999 and subsequent grants should be lowered significantly. During 2002, the Company revised the expected forfeiture assumption for the 1999 and 2000 stock option grants to 15%, and a 10% forfeiture assumption is being used for 2001 and subsequent stock option grants. The effect of the changes in the estimated forfeiture assumptions for stock option grants made prior to 2002, was an increase to the pro forma stock-based employee compensation expense for the year ended December 31, 2002 of $64 million ($0.13 per basic share and $0.12 per diluted share).

For SFAS 123 purposes, the weighted average fair values of HCA's stock options granted in 2002, 2001 and 2000 were $13.30, $15.93 and $9.33 per share, respectively. The fair values were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2002	2001	2000
Risk-free interest rate	2.17%	4.62%	4.90%
Expected volatility	37%	38%	39%
Expected life, in years	4	6	6
Expected dividend yield	.18%	.20%	.25%

The expected volatility is derived using weekly data drawn from the seven years preceding the date of grant. The risk-free interest rate is the approximate yield on four-year United States Treasury Strips on the date of grant. The expected life is an estimate of the number of years the option will be held before it is exercised. The valuation model was not adjusted for nontransferability, risk of forfeiture or the vesting restrictions of the options, all of which would reduce the value if factored into the calculation.

The pro forma compensation cost related to the shares of common stock issued under HCA's amended and restated Employee Stock Purchase Plan was $13 million, $6 million and $14 million for the years 2002, 2001 and 2000, respectively. These pro forma costs were estimated based on the difference between the price paid and the fair market value of the stock on the last day of each subscription period.

Derivatives

Effective January 1, 2001, HCA adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended ("SFAS 133"). SFAS 133 requires that all derivatives, whether designated in hedging relationships or not, be recognized on the consolidated balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are

recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. In accordance with the provisions of SFAS 133, HCA designated its outstanding interest rate swap agreements as fair value hedges. HCA determined that the current agreements are highly effective in offsetting the fair value changes in a portion of HCA's debt portfolio. These derivatives and the related hedged debt amounts have been recognized in the consolidated financial statements at their respective fair values.

Recent Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" ("SFAS 143"). SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted. The Company expects that the provisions of SFAS 143 will not have a material impact on its results of operations and financial position upon adoption. HCA plans to adopt SFAS 143 effective January 1, 2003.

During April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 62, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). For most companies, under the provisions of SFAS 145 gains and losses on extinguishments of debt will generally be classified as income or loss from continuing operations, rather than as extraordinary items as previously required under FASB Statement No. 4. Extraordinary item treatment will be required for certain extinguishments that comply with the provisions of Accounting Principles Board ("APB") Opinion No. 30. Upon adoption, any gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods, that does not meet the criteria of APB Opinion 30 for such classification, should be reclassified to conform to the provisions of SFAS 145. The provisions of SFAS 145 will be applied in fiscal years beginning after May 15, 2002; however, early adoption is encouraged and HCA elected to adopt SFAS 145 effective January 1, 2002. During the fourth quarter of 2001, HCA recognized an extraordinary charge on extinguishment of debt of $28 million ($17 million, net of tax) that has been reclassified in the consolidated income statements.

During June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under previous accounting standards, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS 146 will be applied for exit or disposal activities initiated after December 31, 2002. If HCA initiates exit or disposal activities SFAS 146 could have a material effect on the timing of the recognition of exit costs in future financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2002 presentation.

NOTE 2 — INVESTIGATIONS AND SETTLEMENT OF CERTAIN GOVERNMENT CLAIMS

HCA continues to be the subject of governmental investigations and litigation relating to its business practices. The governmental investigations were initiated more than five years ago and include activities for certain entities for periods prior to their acquisition by the Company and activities for certain entities that have been divested. Additionally, HCA is a defendant in several *qui tam* actions brought by private parties on behalf of the United States of America.

In December 2000, HCA entered into a Plea Agreement with the Criminal Division of the Department of Justice and various U.S. Attorneys' Offices (the "Plea Agreement") and a Civil and Administrative Settlement Agreement with the Civil Division of the Department of Justice (the "Civil Agreement"). The agreements resolved all Federal criminal issues outstanding against HCA and certain issues involving Federal civil claims by, or on behalf of, the government against HCA relating to DRG coding, outpatient laboratory billing and home health issues. The civil issues that were not covered by the Civil Agreement include claims related to cost reports and physician relation issues. The Civil Agreement was approved by the Federal District Court of the District of Columbia in August 2001. HCA paid the government $840

million (plus $60 million of accrued interest), as provided by the Civil Agreement and Plea Agreement, during 2001. HCA also entered into a Corporate Integrity Agreement ("CIA") with the Office of Inspector General of the Department of Health and Human Services.

On March 28, 2002, HCA announced that it had reached an understanding with CMS to resolve all Medicare cost report, home office cost statement and appeal issues between HCA and CMS (the "CMS Understanding"). The CMS Understanding provides that HCA would pay CMS $250 million with respect to these matters. The CMS Understanding was reached as a means to resolve all outstanding appeals and more than 2,600 HCA cost reports for cost report periods ended on or before July 31, 2001, many of which CMS has yet to audit. The CMS Understanding is subject to approval by the Department of Justice ("DOJ"), which has not yet been obtained, and execution of a definitive written agreement.

The understanding with CMS resulted in HCA recording a pretax charge of $260 million ($165 million after-tax), or $0.32 per basic and $0.30 per diluted share, consisting of the accrual of $250 million for the settlement payment and the write-off of $10 million of net Medicare cost report receivables. This charge was recorded in the consolidated income statement for the year ended December 31, 2001.

In December 2002, HCA reached an understanding with attorneys for the Civil Division of the DOJ to recommend an agreement whereby the United States would dismiss the various claims it had brought related to physician relations, cost reports and wound care issues (the "DOJ Understanding") in exchange for a payment of $631 million, with interest accruing from February 3, 2003 to the payment date at a rate of 4.5%. The DOJ Understanding would result in the dismissal of several *qui tam* actions brought by private parties. The DOJ Understanding is subject to court approval, and any of the private parties who brought forth the actions could object to the DOJ Understanding and have those objections considered by the Federal District Court of the District of Columbia. Were the DOJ Understanding to be approved, it would effectively end the DOJ investigation of the Company that was first made public in 1997. However, the DOJ Understanding would not affect *qui tam* cases in which the government has not intervened. The CIA previously entered into by the Company would remain in effect. The Company also reached an agreement in principle with a negotiating team representing states that may have similar claims against the Company. Under this agreement, the Company would pay $17.5 million to state Medicaid agencies to resolve any such claims. In addition, the Company has accrued $35 million as an estimation of its legal obligation to pay reasonable legal fees of the private parties. As a result of the DOJ Understanding, HCA recorded a pretax charge of $603 million ($418 million after-tax) in the fourth quarter of 2002.

Under the Civil Agreement, HCA's existing Letter of Credit Agreement with the DOJ was reduced from $1 billion to $250 million at the time of the settlement payment. Upon the Company making the payments provided under the DOJ Understanding, the Company would no longer have any remaining obligation to maintain letters of credit with the DOJ.

HCA remains the subject of a formal order of investigation by the Securities and Exchange Commission (the "SEC"). HCA understands that the investigation includes the anti-fraud, insider trading, periodic reporting and internal accounting control provisions of the Federal securities laws.

HCA continues to cooperate in the governmental investigations. Given the scope of the investigations and current litigation, HCA anticipates continued investigative activity to occur in these and other jurisdictions in the future.

While management remains unable to predict the outcome of the investigations and litigation or the initiation of any additional investigations or litigation, if HCA was found to be in violation of Federal or state laws relating to Medicare, Medicaid or similar programs or breach of the CIA, HCA could be subject to substantial monetary fines, civil and criminal penalties and/or exclusion from participation in the Medicare and Medicaid programs. Any such sanctions or expenses could have a material adverse effect on HCA's financial position, results of operations and liquidity. See Note 11 — Contingencies.

During 2002, 2001 and 2000, HCA recorded the following pretax charges in connection with the governmental investigations (dollars in millions):

	2002	2001	2000
Professional fees related to investigations	$ 56	$ 54	$ 51
Other	2	11	11
	$ 58	$ 65	$ 62

The professional fees related to investigations represent incremental legal and accounting expenses that are being recognized on the basis of when the costs are incurred.

NOTE 3 — ACQUISITIONS AND DISPOSITIONS

During 2002 and 2001, HCA acquired various hospitals and health care entities (or controlling interests in such entities), all of which were recorded using the purchase method. The purchase price for each of these transactions was allocated to the related assets acquired and liabilities assumed based upon their respective fair values. The consolidated financial statements include the accounts and operations of acquired entities for periods subsequent to the respective acquisition dates.

The following is a summary of hospitals and other health care entities acquired during 2002 and 2001 (dollars in millions):

	2002	2001
Number of hospitals	1	2
Number of licensed beds	164	543
Purchase price information:		
Hospitals:		
Fair value of assets acquired	$ 28	$ 99
Liabilities assumed	—	(9)
Net assets acquired	28	90
Other health care entities acquired	96	149
Net cash paid	$ 124	$ 239

The purchase price paid in excess of the fair value of identifiable net assets of acquired entities aggregated $32 million in 2002 and $127 million in 2001. The pro forma effect of these acquisitions on HCA's results of operations for the periods prior to the respective acquisition dates was not significant.

During 2002, HCA recognized a net pretax gain of $6 million ($4 million after-tax) on the sales of two consolidating hospitals. During 2001, HCA recognized a net pretax gain of $52 million ($28 million after-tax) on the sales of three consolidating hospitals and HCA's interests in two non-consolidating hospitals. HCA also recognized a pretax gain of $79 million ($48 million after-tax) on the sale of a provider of specialty managed care benefit programs. During 2000, HCA recognized a net pretax gain of $34 million ($16 million after-tax) on the sales of three consolidating hospitals. Proceeds from the sales were used to repay bank borrowings.

During 2002, HCA announced the signing of a definitive agreement for HCA to acquire the 14-hospital Health Midwest system in Kansas City, Missouri for $1.125 billion. HCA will also commit to make $450 million in capital investments in the Kansas City market during the next five years. The acquisition is subject to regulatory approvals and other customary conditions.

NOTE 4 — IMPAIRMENTS OF LONG-LIVED ASSETS

During 2002, management decided to delay the development and implementation of certain financial and procurement information system components of its enterprise resource planning program to concentrate and direct efforts to the patient accounting and human resources information system components. HCA reduced the carrying value for certain capitalized costs associated with the information system components that have been delayed, resulting in a pretax charge of $19 million. The impact of the delayed components of the enterprise resource planning program on HCA's operations was not significant.

During 2001, HCA reduced the carrying value for its investment in a non-hospital, equity method joint venture to fair value, based upon estimates of sales value, resulting in a pretax charge of $17 million ($10 million after-tax). This joint venture's impact on HCA's operations was not significant.

During 2000, HCA management identified and initiated plans to sell or replace four consolidating hospitals and certain other assets. The carrying value for the hospitals and other assets expected to be sold or replaced was reduced to fair value of $40 million, based upon estimates of sales values, resulting in a pretax charge of $117 million ($80 million after-tax). The impaired consolidating hospitals which were expected to be sold had revenues (through the date of sale or closure) of $9 million, $51 million and $89 million for the years ended December 31, 2002, 2001, and 2000, respectively. These facilities reported net losses (through the date of sale or closure) before the pretax impairment charge and income taxes of $13 million, $4 million and $7 million for the years ended December 31, 2002, 2001, and 2000,

respectively. At December 31, 2002, one of the consolidating hospitals had been replaced, one was continuing to be operated, one had been closed and one had been sold. The proceeds of the sale approximated the carrying value.

Management's estimates of sales values are generally based upon internal evaluations of each market that include quantitative analyses of net revenues and cash flows, reviews of recent sales of similar facilities and market responses based upon discussions with and offers received from potential buyers. The market responses are usually considered to provide the most reliable estimates of fair value.

The asset impairment charges did not have a significant impact on the Company's cash flows and are not expected to significantly impact cash flows for future periods. The impaired facilities are classified as "held for use" because economic and operational considerations justify operating the facilities and marketing them as operating enterprises, therefore depreciation has not been suspended. As a result of the write-downs, depreciation expense related to these assets will decrease in future periods. In the aggregate, the net effect of the change in depreciation expense is not expected to have a material effect on operating results for future periods.

The impairment charges affected HCA's asset categories, as follows (dollars in millions):

	2002	2001	2000
Property and equipment	$ 19	$ —	$ 73
Intangible assets	—	—	21
Investments in and advances to affiliates	—	17	23
	$ 19	$ 17	$ 117

The impairment charges affected HCA's operating segments, as follows (dollars in millions):

	2002	2001	2000
Eastern Group	$ —	$ —	$ 68
Western Group	—	—	11
Corporate and other	19	17	38
	$ 19	$ 17	$ 117

NOTE 5 — IMPAIRMENT OF INVESTMENT SECURITIES

During the third quarter of 2002, HCA recorded an other-than-temporary impairment charge on investment securities of $168 million. The investment securities on which the impairment charge was recorded were primarily equity securities held by HCA's insurance subsidiary. These investments are classified as "available-for-sale," and are carried at fair value, with changes in temporary unrealized gains and losses recorded as adjustments to other comprehensive income. The fair value of investments is generally based on quoted market prices. At December 31, 2001, there were unrealized losses totaling $7 million for equity securities with a market decline for more than twelve months. This $7 million unrealized loss amount related primarily to six securities with unrealized loss amounts ranging from $0.6 million to $1.4 million each. Management did not identify specific problems with any of these issuers and was optimistic that the overall market would continue to recover from the September 2001 events that had a negative impact on the overall market and the Company's investment portfolio.

During the first quarter of 2002, management noted a slight improvement in the stock market, the economic outlook and the Company's investment portfolio, as evidenced by unrealized losses on equity investments dropping from $77 million at December 31, 2001 to $71 million at March 31, 2002. The investment securities with unrealized market declines for twelve months or more were principally in three industry sectors: communications ($13 million), energy ($8 million) and technology ($13 million). The Company's investment managers and management reviewed the financial attributes of the specific issuers and determined that the market declines were considered to be temporary.

During the second quarter of 2002, more financial news regarding accounting irregularities became public and the overall market appeared to be negatively influenced by these reports. The equity investment portfolio unrealized losses increased to $135 million at June 30, 2002 from $71 million in the previous quarter. HCA's investment managers and management determined that the equity securities in HCA's portfolio had good future prospects and had been unjustifiably tainted by the market's reaction to issues other than the financial attributes of the issuers.

During the third quarter of 2002, HCA's equity investment portfolio experienced an increase in unrealized losses from $135 million at June 30, 2002 to $214 million at September 30, 2002. The continuation of the portfolio decline during the third quarter of 2002, combined with a perception of the trends developing in the emphasis of amount of decline and time period in the other-than-temporary impairment review process and the consideration of possible alternatives regarding the Company's future, overall equity investment strategy, caused management to determine that it had become difficult to overcome the presumption that the identified investment securities would not recover fair value equal to cost prior to implementing any of the investment alternatives being considered and that a $168 million other-than-temporary impairment charge should be recognized in the third quarter of 2002. The investment securities on which the impairment charge was recognized were primarily concentrated in the communications and technology industry sectors. Management's review of the individual investment securities included considerations of the amount of market decline, the length of time the securities had been in a decline position and issuer-specific financial attributes. See Note 8 — Investments of Insurance Subsidiary, for a summary of HCA's insurance subsidiary investment securities. The impairment charge affected the "Investments of insurance subsidiary" asset category and the "corporate and other" operating segment.

NOTE 6 — INCOME TAXES

The provision for income taxes consists of the following (dollars in millions):

	2002	2001	2000
Current:			
Federal	$ 462	$ 290	$ 442
State	92	49	77
Foreign	17	7	14
Deferred:			
Federal	(24)	221	(231)
State	30	54	(43)
Foreign	6	13	(5)
Change in valuation allowance	39	(43)	43
	$ 622	$ 591	$ 297

A reconciliation of the Federal statutory rate to the effective income tax rate follows:

	2002	2001	2000
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of Federal income tax benefit	5.1	4.2	5.0
Non-deductible intangible assets	0.4	1.6	5.7
Valuation allowance	2.5	(2.6)	7.5
Settlement with Federal government	—	—	6.5
Other items, net	(0.3)	1.8	(2.1)
Effective income tax rate	42.7%	40.0%	57.6%

A summary of the items comprising the deferred tax assets and liabilities at December 31 follows (dollars in millions):

	2002		2001	
	Assets	Liabilities	Assets	Liabilities
Depreciation and fixed asset basis differences	$ —	$ 549	$ —	$ 514
Allowances for professional and general liability and other risks	164	—	231	—
Doubtful accounts	374	—	592	—
Compensation	134	—	126	—
Settlement with Federal government	318	—	92	—
Other	198	324	196	380
	1,188	873	1,237	894
Valuation allowance	(39)	—	—	—
	$ 1,149	$ 873	$ 1,237	$ 894

Deferred income taxes of $568 million and $781 million at December 31, 2002 and 2001, respectively, are included in other current assets. Noncurrent deferred income tax liabilities totaled $292 million and $438 million at December 31, 2002 and 2001, respectively.

The tax benefits associated with nonqualified stock options increased the current tax receivable by $82 million, $60 million, and $40 million in 2002, 2001, and 2000, respectively. Such benefits were recorded as increases to stockholders' equity.

At December 31, 2002, state net operating loss carryforwards (expiring in years 2003 through 2022) available to offset future taxable income approximated $775 million. Utilization of net operating loss carryforwards in any one year may be limited and, in certain cases, result in an adjustment to intangible assets. Net deferred tax assets related to such carryforwards are not significant.

IRS Disputes

HCA is currently contesting before the Appeals Division of the IRS, the United States Tax Court (the "Tax Court") and the United States Court of Federal Claims, certain claimed deficiencies and adjustments proposed by the IRS in conjunction with its examinations of HCA's 1994-1998 Federal income tax returns, Columbia Healthcare Corporation's ("CHC") 1993 and 1994 Federal income tax returns, HCA-Hospital Corporation of America, Inc.'s ("Hospital Corporation of America") 1987 through 1988 and 1991 through 1993 Federal income tax returns and Healthtrust, Inc. — The Hospital Company's ("Healthtrust") 1990 through 1994 Federal income tax returns. The disputed items include the amount of gain or loss recognized on the divestiture of certain non-core business units in 1998 and the allocation of costs among fixed assets and goodwill in connection with certain hospitals acquired by HCA in 1995 and 1996. The IRS is claiming an additional $319 million in income taxes and interest through December 31, 2002.

During 2001, the Company and the IRS filed Stipulated Settlements with the Tax Court regarding the IRS' proposed disallowance of certain financing costs, systems conversion costs and insurance premiums, which were deducted in calculating taxable income and the allocation of costs among fixed assets and goodwill in connection with certain hospitals acquired by the Company in 1995 and 1996. The settlement resulted in the Company's payment of additional tax and interest of $16 million and had no impact on the Company's results of operations.

During 2001, the Company filed an appeal with the United States Court of Appeals for the Sixth Circuit with respect to two Tax Court decisions received in 1996 related to the IRS examination of Hospital Corporation of America's 1987 through 1988 Federal income tax returns. HCA is contesting the Tax Court decisions related to the method that Hospital Corporation of America used to calculate its tax reserve for doubtful accounts and the timing of deferred income recognition in connection with its sales of certain subsidiaries to Healthtrust in 1987.

During 2000, HCA and the IRS filed a Stipulated Settlement with the Tax Court regarding the IRS' proposed disallowance of certain acquisition-related costs, executive compensation and systems conversion costs, which were deducted in calculating taxable income, and the methods of accounting used by certain subsidiaries for calculating taxable income related to vendor rebates and governmental receivables. The settlement resulted in HCA's payment of tax and interest of $156 million and had no impact on HCA's results of operations.

During 2002, the IRS began an examination of HCA's 1999 through 2000 Federal income tax returns. HCA is presently unable to estimate the amount of any additional income tax and interest that the IRS may claim upon completion of this examination.

Management believes that adequate provisions have been recorded to satisfy final resolution of the disputed issues. Management believes that HCA, CHC, Hospital Corporation of America and Healthtrust properly reported taxable income and paid taxes in accordance with applicable laws and agreements established with the IRS during previous examinations and that final resolution of these disputes will not have a material adverse effect on the results of operations or financial position.

NOTE 7 — EARNINGS PER SHARE

Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding, plus the dilutive effect of outstanding stock options and other stock awards using the treasury stock method and the assumed net-share settlement of structured repurchases of common stock.

The following table sets forth the computation of basic and diluted earnings per share (dollars in millions, except per share amounts, and shares in thousands):

	2002	2001	2000
Reported net income	$ 833	$ 886	$ 219
Goodwill amortization, net of income taxes	—	69	73
Adjusted net income	$ 833	$ 955	$ 292
Weighted average common shares outstanding	511,824	524,112	555,553
Effect of dilutive securities:			
Stock options	11,850	12,446	9,390
Other	1,545	1,619	2,742
Shares used for diluted earnings per share	525,219	538,177	567,685
Reported earnings per share:			
Basic earnings per share	$ 1.63	$ 1.69	$ 0.39
Diluted earnings per share	$ 1.59	$ 1.65	$ 0.39
Adjusted earnings per share:			
Basic earnings per share	$ 1.63	$ 1.82	$ 0.52
Diluted earnings per share	$ 1.59	$ 1.78	$ 0.52

NOTE 8 — INVESTMENTS OF INSURANCE SUBSIDIARY

A summary of the insurance subsidiary's investments at December 31 follows (dollars in millions):

	2002			
		Unrealized Amounts		
	Amortized Cost	Gains	Losses	Fair Value
Debt securities:				
United States Government	$ 4	$ 1	$ —	$ 5
States and municipalities	869	65	—	934
Mortgage-backed securities	65	3	(1)	67
Corporate and other	72	4	(1)	75
Money market funds	85	—	—	85
Redeemable preferred stocks	4	—	—	4
	1,099	73	(2)	1,170
Equity securities:				
Perpetual preferred stocks	7	—	—	7
Common stocks	482	10	(14)	478
	489	10	(14)	485
	$ 1,588	$ 83	$ (16)	1,655
Amounts classified as current assets				(300)
Investment carrying value				$ 1,355

	2001			
		Unrealized Amounts		
	Amortized Cost	Gains	Losses	Fair Value
Debt securities:				
United States Government	$ 4	$ —	$ —	$ 4
States and municipalities	804	26	(2)	828
Mortgage-backed securities	103	3	—	106
Corporate and other	101	2	(1)	102
Money market funds	84	—	—	84
Redeemable preferred stocks	5	—	—	5
	1,101	31	(3)	1,129
Equity securities:				
Perpetual preferred stocks	11	—	(1)	10
Common stocks	560	81	(77)	564
	571	81	(78)	574
	$ 1,672	$ 112	$ (81)	1,703
Amounts classified as current assets				(250)
Investment carrying value				$ 1,453

The fair value of investment securities is generally based on quoted market prices.

At December 31, 2002 and 2001, the investments of HCA's insurance subsidiary were classified as "available for sale." The aggregate common stock investment is comprised of 390 equity positions at December 31, 2002, with 221 positions reflecting unrealized gains and 169 positions reflecting unrealized losses (none of the individual unrealized loss positions exceed $3 million). None of the equity positions with unrealized losses at December 31, 2002 represent situations where there is a continuous decline from cost for more than six months. The equity positions (including those with unrealized losses) at December 31, 2002, are not concentrated in a particular industry.

Scheduled maturities of investments in debt securities at December 31, 2002 were as follows (dollars in millions):

	Amortized Cost	Fair Value
Due in one year or less	$ 98	$ 98
Due after one year through five years	284	306
Due after five years through ten years	365	392
Due after ten years	287	307
	1,034	1,103
Mortgage-backed securities	65	67
	$ 1,099	$ 1,170

The average expected maturity of the investments in debt securities listed above approximated 4.4 years at December 31, 2002. Expected and scheduled maturities may differ because the issuers of certain securities may have the right to call, prepay or otherwise redeem such obligations.

The tax equivalent yield (loss) on investments (including common stocks) averaged (4.3%) for 2002, 9.2% for 2001 and 14.0% for 2000. The 2002 tax equivalent yield would be 5.3% if the effect of the $168 million impairment charge is excluded, see Note 5 — Impairment of Investment Securities. Tax equivalent yield is the rate earned on invested assets, excluding unrealized gains and losses, adjusted for the benefit of certain investment income not being subject to taxation.

The cost of securities sold is based on the specific identification method. Sales of securities (including the securities on which the impairment charge was recorded, see Note 5 — Impairment of Investment Securities) for the years ended December 31 are summarized below (dollars in millions):

	2002	2001	2000
Debt securities:			
Cash proceeds	$ 128	$ 155	$ 395
Gross realized gains	4	5	4
Gross realized losses	28	2	7
Equity securities:			
Cash proceeds	$ 609	$ 412	$ 425
Gross realized gains	95	95	160
Gross realized losses	232	35	34

NOTE 9 — FINANCIAL INSTRUMENTS

Interest Rate Swap Agreements

HCA has entered into interest rate swap agreements to manage its exposure to fluctuations in interest rates. These swap agreements involve the exchange of fixed and variable rate interest payments between two parties based on common notional principal amounts and maturity dates. Pay-floating swaps effectively convert fixed rate obligations to LIBOR indexed variable rate instruments. The notional amounts and timing of interest payments in these agreements match the related liabilities. The notional amounts of the swap agreements represent amounts used to calculate the exchange of cash flows and are not assets or liabilities of HCA. Any market risk or opportunity associated with these swap agreements is offset by the opposite market impact on the related debt. HCA's credit risk related to these agreements is considered low because the swap agreements are with creditworthy financial institutions. The interest payments under these agreements are settled on a net basis.

The following table sets forth HCA's interest rate swap agreements at December 31, 2002 (dollars in millions):

	Notional Amount	Termination Date	Fair Value
Pay-floating interest rate swap	$ 500	June 2006	$ 34
Pay-floating interest rate swap	$ 150	March 2004	$ 6
Pay-floating interest rate swap	$ 125	September 2003	$ 3

The fair value of the interest rate swaps at December 31, 2002 represents the estimated amounts HCA would have received upon termination of these agreements.

Fair Value Information

At December 31, 2002 and 2001, the fair values of cash and cash equivalents, accounts receivable and accounts payable approximated carrying values because of the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on quoted market prices, and the related carrying amounts are as follows (dollars in millions):

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Investments	$ 1,355	$ 1,355	$ 1,453	$ 1,453
Interest rate swaps	43	43	6	6
Liabilities:				
Long-term debt	6,943	7,366	7,360	7,521

NOTE 10 — LONG-TERM DEBT

A summary of long-term debt at December 31, including related interest rates at December 31, 2002, follows (dollars in millions):

	2002	2001
Senior collateralized debt (rates generally fixed, averaging 8.9%) payable in periodic installments through 2034	$ 167	$ 153
Senior debt (rates fixed, averaging 7.8%) payable in periodic installments through 2095	5,188	4,927
Senior debt (floating rates, averaging 3.6%) due through 2006	775	775
Bank term loan (floating rates, averaging 2.4%)	713	750
Bank revolving credit facility (floating rates, averaging 2.1%)	100	755
Total debt, average life of ten years (rates averaging 6.7%)	6,943	7,360
Less amounts due within one year	446	807
	$ 6,497	$ 6,553

Bank Revolving Credit Facility

HCA's revolving credit facility (the "Credit Facility") is a $1.75 billion agreement expiring April 2006. As of December 31, 2002, HCA had $100 million outstanding under the Credit Facility.

As of December 2002, interest is payable generally at either LIBOR plus 0.7% to 1.5% (depending on HCA's credit ratings), the prime lending rate or a competitive bid rate. The Credit Facility contains customary covenants which include (i) a limitation on debt levels, (ii) a limitation on sales of assets, mergers and changes of ownership and (iii) maintenance of minimum interest coverage ratios. As of December 31, 2002, HCA was in compliance with all such covenants.

Significant Financing Activities

2002

In April 2002, HCA issued $500 million of 6.95% notes due May 1, 2012. Proceeds from the notes were used for general corporate purposes.

In May 2002, HCA filed a shelf registration statement and prospectus with the SEC which allows the Company to issue from time to time, up to $1.5 billion in debt securities. Of the $1.5 billion available, $500 million of debt had been issued at December 31, 2002.

In September 2002, HCA issued $500 million of 6.3% notes due 2012. Proceeds from the notes were used to repay amounts outstanding under the Credit Facility and for general corporate purposes.

In February 2002, Standard & Poor's upgraded HCA's senior debt rating from BB+ to BBB-.

2001

In January 2001, HCA issued $500 million of 7.875% notes due 2011. Proceeds from the notes were used to retire the outstanding balance under a $1.2 billion bank term loan agreement.

In April 2001, HCA entered into a $2.5 billion credit agreement (the "2001 Credit Agreement") with several banks. The 2001 Credit Agreement consists of a $750 million term loan maturing in 2006 (the "2001 Term Loan") and the Credit Facility. Proceeds from the 2001 Term Loan were used to refinance prior bank loans.

In May 2001, HCA issued $500 million of 7.125% notes due 2006. Proceeds from the notes were used for general corporate purposes.

In April 2001, Moody's Investors Service upgraded HCA's senior debt rating from Ba2 to Ba1 and maintained a positive ratings outlook. In September 2001, Fitch IBCA changed its rating outlook on HCA from stable to positive.

During 2001, HCA made open market purchases of its debt that resulted in pretax losses of $28 million.

General Information

Maturities of long-term debt in years 2004 through 2007 (excluding borrowings under the Credit Facility) are $500 million, $739 million, $713 million and $323 million, respectively.

The estimated fair value of the Company's long-term debt was $7.366 billion and $7.521 billion at December 31, 2002 and 2001, respectively, compared to carrying amounts aggregating $6.943 billion and $7.360 billion, respectively. The estimates of fair value are based upon the quoted market prices for the same or similar issues of long-term debt with the same maturities.

NOTE 11 — CONTINGENCIES

Significant Legal Proceedings

Various lawsuits, claims and legal proceedings (see Note 2 — Investigations and Settlement of Certain Government Claims for a description of the ongoing government investigations) have been and are expected to be instituted or asserted against HCA. While the amounts claimed may be substantial, the ultimate liability cannot be determined or reasonably estimated at this time due to the considerable uncertainties that exist. Therefore, it is possible that results of operations, financial position and liquidity in a particular period could be materially, adversely affected upon the resolution of certain of these contingencies.

General Liability Claims

HCA is subject to claims and suits arising in the ordinary course of business, including claims for personal injuries or wrongful restriction of, or interference with, physicians' staff privileges. In certain of these actions the claimants may seek punitive damages against HCA, which may not be covered by insurance. It is management's opinion that the ultimate resolution of these pending claims and legal proceedings will not have a material adverse effect on HCA's results of operations or financial position.

NOTE 12 — CAPITAL STOCK AND STOCK REPURCHASES

Capital Stock

The terms and conditions associated with each class of HCA's common stock are substantially identical except for voting rights. All nonvoting common stockholders may convert their shares on a one-for-one basis into voting common stock, subject to certain limitations.

Stock Repurchase Programs

In July 2002, HCA announced an authorization to repurchase up to 12 million shares of its common stock. During 2002, HCA made open market purchases of 6.2 million shares for $282 million.

In October 2001, HCA announced an authorization to repurchase up to $250 million of its common stock. During 2001, HCA made open market purchases of 6.4 million shares for $250 million, completing the repurchase authorization.

During 2001, HCA entered into an agreement with a financial institution that resulted in the financial institution investing $400 million (at December 31, 2001) to capitalize an entity that would acquire HCA common stock. This consolidated affiliate acquired 16.8 million shares of HCA common stock in connection with HCA's settlement of certain forward purchase contracts. In June 2002, HCA repaid the financial institution and received the 16.8 million shares of the Company's common stock. The financial institution's investment in the consolidated affiliate was reflected in HCA's balance sheet at December 31, 2001, as "Company-obligated mandatorily redeemable securities of affiliate holding solely Company securities". The quarterly return on their investment, based upon a LIBOR plus 125 basis points return rate during 2001, and based upon a LIBOR plus 87.5 basis points return rate during 2002, was recorded as minority interest expense.

In March 2000, HCA announced that its Board of Directors authorized the repurchase of up to $1 billion of its common stock. During 2000, HCA settled forward purchase contracts associated with the March 2000 authorization representing 11.7 million shares at a cost of $300 million. During 2001, HCA settled the remaining forward purchase contracts representing 19.6 million shares at a cost of $677 million, purchased 1.1 million shares through open market purchases at a cost of $40 million and received $17 million in premiums from the sale of put options.

In November 1999, HCA announced that its Board of Directors authorized the repurchase of up to $1 billion of its common stock. During 2000, HCA settled forward purchase contracts associated with its November 1999 authorization representing 18.7 million shares at a cost of $539 million. During 2001, HCA settled the remaining forward purchase contracts associated with its November 1999 authorization, representing 15.7 million shares at a cost of $461 million.

During 2002, 2001 and 2000, the share repurchase transactions reduced stockholders' equity by $282 million, $738 million and $1.643 billion, respectively.

In connection with its share repurchase programs, HCA entered into a Letter of Credit Agreement with the DOJ in 1999. As part of the agreement, HCA provided the government with letters of credit totaling $1 billion. As provided under the Civil Agreement with the government, as discussed in Note 2 — Investigations and Settlement of Certain Government Claims, the letters of credit were reduced from $1 billion to $250 million upon payment of the Civil Settlement. Upon the Company making the payments provided under the DOJ Understanding, the Company would no longer have any remaining obligation to maintain letters of credit with the DOJ.

NOTE 13 — STOCK BENEFIT PLANS

In May 2000, the stockholders of HCA approved the Columbia/HCA Healthcare Corporation 2000 Equity Incentive Plan (the "2000 Plan"). This plan replaces the Amended and Restated Columbia/HCA Healthcare Corporation 1992 Stock and Incentive Plan (the "1992 Plan"). The 2000 Plan is the primary plan under which options to purchase common stock and restricted stock may be granted to officers, employees and directors. The number of options or shares authorized under the 2000 Plan is 50,500,000 (which includes 500,000 shares authorized under the 1992 Plan). In addition, options previously granted under the 1992 Plan that are cancelled become available for subsequent grants. Exercise provisions vary, but options are generally exercisable in whole or in part beginning one to five years after the grant date and ending ten years after the grant date.

Options to purchase common stock have been granted to officers, employees and directors under various predecessor plans. Generally, options have been granted with exercise prices no less than the market price on the date of grant. Exercise provisions vary, but most options are exercisable in whole or in part beginning one to five years after the grant date and ending four to fifteen years after the grant date.

Information regarding these option plans for 2002, 2001 and 2000 is summarized below (share amounts in thousands):

	Stock Options	Option Price Per Share			Weighted Average Exercise Price
Balances, December 31, 1999	51,907	$ 0.14	to	$ 41.13	$ 24.05
Granted	7,609	18.25	to	39.25	20.81
Exercised	(6,650)	0.38	to	37.92	22.59
Cancelled	(1,633)	0.14	to	37.92	28.71
Balances, December 31, 2000	51,233	0.14	to	41.13	23.58
Granted	8,384	27.56	to	46.36	36.34
Exercised	(7,631)	0.14	to	37.92	23.29
Cancelled	(1,755)	17.12	to	40.23	25.18
Balances, December 31, 2001	50,231	0.14	to	46.36	25.70
Granted	9,054	40.50	to	49.00	41.88
Exercised	(9,170)	0.38	to	45.12	24.20
Cancelled	(1,144)	7.35	to	45.12	29.07
Balances, December 31, 2002	48,971	$ 0.14	to	$ 49.00	$ 28.90

	2002	2001	2000
Weighted average fair value per option for options granted during the year	$ 13.30	$ 15.93	$ 9.33
Options exercisable	26,710	24,757	21,829
Options available for grant	35,035	44,024	51,378

The following table summarizes information regarding the options outstanding at December 31, 2002 (share amounts in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/02	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/02	Weighted Average Exercise Price
$ 0.38	169	1 year	$ 0.38	169	$ 0.38
17.11 to 24.49	762	1 year	23.99	762	23.99
25.21 to 30.90	1,357	2 years	26.12	1,357	26.12
29.22 to 41.13	2,952	3 years	34.34	2,952	34.34
26.74 to 37.92	9,941	5 years	29.87	9,941	29.87
21.16 to 30.93	2,358	5 years	24.67	1,440	24.61
17.12 to 24.49	10,131	6 years	17.24	6,593	17.29
20.00 to 29.94	4,702	7 years	20.84	1,446	20.66
27.56 to 39.25	6,675	8 years	35.76	1,316	35.83
40.50 to 49.00	9,349	9 years	42.08	159	44.88
0.14 to 0.38	575	13 years	0.19	575	0.19
	48,971			26,710	

HCA's amended and restated Employee Stock Purchase Plan ("ESPP") provides an opportunity to purchase shares of its common stock at a discount (through payroll deductions over six-month periods) to substantially all employees. HCA stockholders on May 24, 2001 approved increasing the number of shares that may be issued pursuant to the ESPP by 10,000,000 shares. At December 31, 2002, 10,271,100 shares of common stock were reserved for HCA's employee stock purchase plan.

Under the 1992 Plan, the 2000 Plan and the Management Stock Purchase Plan ("MSPP"), HCA has made grants of restricted shares or units of HCA's common stock to provide incentive compensation to key employees. Under the performance equity plan, grants are made annually and are earned based on the achievement of specified performance goals. These shares have a two-year vesting period with half the shares vesting at the end of the first year and the remainder vesting at the end of the second year. The MSPP allows key employees to defer an elected percentage (not to exceed 25%) of their base salaries through the purchase of restricted stock at a 25% discount from the average market price. Purchases of restricted shares are made twice a year and the shares vest after three years.

At December 31, 2002, 1,598,700 shares were subject to restrictions, which lapse between 2003 and 2005. During 2002, 2001 and 2000, grants and purchases of 870,900, 857,500 and 1,343,700 shares, respectively, were made at weighted-average grant or purchase date fair values of $42.72, $35.78 and $20.09 per share, respectively, related to the performance-based plans. During 2002, 2001 and 2000, grants and purchases of 113,300, 112,000, 147,000 shares, respectively, were made at weighted-average grant or purchase date discounted (25% discount) fair values of $32.77, $28.62 and $19.13 per share, respectively, related to the MSPP.

NOTE 14 — EMPLOYEE BENEFIT PLANS

HCA maintains noncontributory, defined contribution retirement plans covering substantially all employees. Benefits are determined as a percentage of a participant's salary and are vested over specified periods of employee service. Retirement plan expense was $140 million for 2002, $128 million for 2001 and $121 million for 2000. Amounts approximately equal to retirement plan expense are funded annually.

HCA maintains various contributory benefit plans that are available to employees who meet certain minimum requirements. Certain of the plans require that HCA match certain percentages of participants' contributions up to certain maximum levels (generally 50% of the first 3% of compensation deferred by participants in 2002 and 2001, and 25% of the first 3% of compensation deferred by participants in 2000). The cost of these plans totaled $47 million for 2002, $41 million for 2001 and $17 million for 2000. HCA's contributions are funded periodically during each year.

During 2001 HCA adopted a Supplemental Executive Retirement Plan ("SERP") for certain key executives. The plan is designed to ensure that upon retirement the participant receives a prescribed life annuity from a combination of the

SERP and the Company's other benefit plans. Compensation expense under the plan was $9 million for 2002 and $2 million for 2001. Benefits accrued under this plan totaled $30 million at December 31, 2002, and $19 million at December 31, 2001.

HCA maintains certain defined benefit pension plans that resulted from acquisitions of six hospitals in prior years. All of the acquired plans have been frozen, closed to new entrants, or replaced with new plans that are closed to new entrants. Compensation expense under these plans was $8 million for 2002, $2 million for 2001, and zero for 2000. Benefits accrued under these plans totaled $22 million at December 31, 2002, and $9 million at December 31, 2001.

NOTE 15 — SEGMENT AND GEOGRAPHIC INFORMATION

HCA operates in one line of business, which is operating hospitals and related health care entities. During all three years ended December 31, 2002, 2001 and 2000, approximately 28% of HCA's revenues related to patients participating in the Medicare program.

HCA's operations are structured in two geographically organized groups: the Eastern Group includes 91 consolidating hospitals located in the Eastern United States and the Western Group includes 74 consolidating hospitals located in the Western United States. These two groups represent HCA's core operations and are typically located in urban areas that are characterized by highly integrated facility networks. HCA also operates eight consolidating hospitals in England and Switzerland and these facilities are included in the Corporate and other group.

HCA's senior management reviews geographic distributions of HCA's revenues, EBITDA, depreciation and amortization and assets. EBITDA is defined as income before depreciation and amortization, interest expense, settlement with Federal government, gains on sales of facilities, impairment of investment securities, impairment of long-lived assets, investigation related costs, loss on retirement of debt, minority interests and income taxes. HCA uses EBITDA as an analytical indicator for purposes of allocating resources to geographic areas and assessing their performance. EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles, and the items excluded from EBITDA are significant components in understanding and assessing financial performance. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies. The geographic distributions, restated for the transfers of certain facilities to the Corporate and other group from the Eastern and Western Groups, of HCA's revenues, equity in earnings of affiliates, EBITDA, depreciation and amortization, assets and goodwill are summarized in the following table (dollars in millions):

	For the Years Ended December 31,		
	2002	2001	2000
Revenues:			
Eastern Group	$ 9,895	$ 8,789	$ 8,021
Western Group	9,303	8,381	7,546
Corporate and other	531	783	1,103
	$ 19,729	$ 17,953	$ 16,670
Equity in earnings of affiliates:			
Eastern Group	$ (9)	$ (16)	$ (13)
Western Group	(196)	(153)	(101)
Corporate and other	(1)	11	(12)
	$ (206)	$ (158)	$ (126)
EBITDA:			
Eastern Group	$ 2,132	$ 1,907	$ 1,793
Western Group	2,051	1,705	1,402
Corporate and other	(282)	(191)	(18)
	$ 3,901	$ 3,421	$ 3,177

	For the Years Ended December 31,		
	2002	2001	2000
Depreciation and amortization:			
Eastern Group	$ 445	$ 450	$ 440
Western Group	432	439	430
Corporate and other	133	159	163
	$ 1,010	$ 1,048	$ 1,033

	2002	2001	2000
Segment EBITDA	$ 3,901	$ 3,421	$ 3,177
Segment Depreciation and amortization	1,010	1,048	1,033
Segment EBIT	2,891	2,373	2,144
Interest expense	446	536	559
Settlement with Federal government	603	262	840
Gains on sales of facilities	(6)	(131)	(34)
Impairment of investment securities	168	—	—
Impairment of long-lived assets	19	17	117
Investigation related costs	58	65	62
Loss on retirement of debt	—	28	—
Income before minority interests and income taxes	$ 1,603	$ 1,596	$ 600

	As of December 31,	
	2002	2001
Assets:		
Eastern Group	$ 7,046	$ 6,640
Western Group	6,866	6,711
Corporate and other	4,829	4,379
	$ 18,741	$ 17,730

	Eastern Group	Western Group	Corporate and Other	Total
Goodwill:				
Balance at December 31, 2001	$ 915	$ 839	$ 230	$ 1,984
Acquisitions	13	11	8	32
Sales of facilities	(10)	(9)	(11)	(30)
Foreign currency translation	—	—	8	8
Balance at December 31, 2002	$ 918	$ 841	$ 235	$ 1,994

NOTE 16 — OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income are as follows (dollars in millions):

	Unrealized Gains on Available-for Sale Securities	Currency Translation Adjustment	Defined Benefit Plans	Total
Balance at December 31, 1999	$ 59	$ (6)	$ —	$ 53
Unrealized gains on available-for-sale securities, net of $41 of income taxes	73	—	—	73
Gains reclassified into earnings from other comprehensive income, net of $44 of income taxes	(79)	—	—	(79)
Currency translation adjustments, net of $5 of income taxes	—	5	—	5
Balance at December 31, 2000	53	(1)	—	52
Unrealized gains on available-for-sale securities, net of $4 of income taxes	6	—	—	6
Gains reclassified into earnings from other comprehensive income, net of $23 of income taxes	(40)	—	—	(40)
Balance at December 31, 2001	19	(1)	—	18
Unrealized losses on available-for-sale securities, net of $47 income tax benefit	(81)	—	—	(81)
Losses reclassified into earnings from other comprehensive income, net of $62 income tax benefit	108	—	—	108
Currency translation adjustments, net of $8 of income taxes	—	36	—	36
Defined benefit plans, net of $5 income tax benefit	—	—	(8)	(8)
Balance at December 31, 2002	$ 46	$ 35	$ (8)	$ 73

NOTE 17 — ACCRUED EXPENSES AND ALLOWANCES FOR DOUBTFUL ACCOUNTS

A summary of other accrued expenses at December 31 follows (dollars in millions):

	2002	2001
Employee benefit plans	$ 165	$ 160
Workers compensation	36	39
Taxes other than income	139	151
Professional liability risks	358	318
Interest	92	84
Other	323	234
	$ 1,113	$ 986

A summary of activity in HCA's allowance for doubtful accounts follows (dollars in millions):

	Balance at Beginning of Year	Provision for Doubtful Accounts	Accounts Written off, Net of Recoveries	Balance at End of Year
Allowance for doubtful accounts:				
Year-ended December 31, 2000	$1,567	$ 1,255	$(1,239)	$ 1,583
Year-ended December 31, 2001	1,583	1,376	(1,147)	1,812
Year-ended December 31, 2002	1,812	1,581	(1,348)	2,045

HCA Inc.
Quarterly Consolidated Financial Information (Unaudited)

(Dollars in millions, except per share amounts)

	2002			
	First	Second	Third	Fourth
Revenues	$ 4,873	$ 4,903	$ 4,929	$ 5,024
Net income (loss)	$ 385	$ 350 (a)	$ 200 (b)	$ (102) (c)
Basic earnings (loss) per share	$ 0.76	$ 0.68 (a)	$ 0.39 (b)	$ (0.20) (c)
Diluted earnings (loss) per share	$ 0.74	$ 0.66 (a)	$ 0.38 (b)	$ (0.20) (c)
Cash dividends	$ 0.02	$ 0.02	$ 0.02	$ 0.02
Market prices(g):				
High	$ 44.45	$ 52.05	$ 48.61	$ 51.98
Low	37.35	43.30	39.62	36.21

	2001			
	First	Second	Third	Fourth
Revenues	$ 4,501	$ 4,476	$ 4,438	$ 4,538
Reported net income	$ 326 (d)	$ 263	$ 256 (e)	$ 41 (f)
Adjusted net income	$ 343 (d)	$ 281	$ 273 (e)	$ 58 (f)
Basic earnings per share:				
Reported net income	$ 0.60 (d)	$ 0.49	$ 0.50 (e)	$ 0.08 (f)
Adjusted net income	$ 0.63 (d)	$ 0.53	$ 0.53 (e)	$ 0.11 (f)
Diluted earnings per share:				
Reported net income	$ 0.59 (d)	$ 0.48	$ 0.48 (e)	$ 0.08 (f)
Adjusted net income	$ 0.62 (d)	$ 0.52	$ 0.51 (e)	$ 0.11 (f)
Cash dividends	$ 0.02	$ 0.02	$ 0.02	$ 0.02
Market prices(g):				
High	$ 44.16	$ 45.22	$ 47.28	$ 46.90
Low	33.93	35.60	41.20	36.44

(a) Second quarter results include $18 million ($0.03 per basic and diluted share) of charges related to the impairment of long-lived assets (See NOTE 4 of the notes to consolidated financial statements).

(b) Third quarter results include $107 million ($0.21 per basic share and $0.20 per diluted share) of charges related to the impairment of investment securities (See NOTE 5 of the notes to consolidated financial statements).

(c) Fourth quarter results include $418 million ($0.82 per basic and diluted share) of charges related to the settlement with Federal government and $4 million ($0.01 per basic and diluted share) of gains on sales of facilities. (See NOTES 2 and 3 of the notes to consolidated financial statements).

(d) First quarter results include $4 million ($0.01 per basic and diluted share) of gains on sales of facilities (See NOTE 3 of the notes to consolidated financial statements).

(e) Third quarter results include $68 million ($0.13 per basic and diluted share) of gains on sales of facilities and $10 million ($0.02 per basic and diluted share) of charges related to the impairment of long-lived assets (See NOTES 3 and 4 of the notes to consolidated financial statements).

(f) Fourth quarter results include $17 million ($0.03 per basic and diluted share) related to the loss on retirement of debt, $4 million ($0.01 per basic and diluted share) of gains on sales of facilities and $165 million ($0.32 per basic share and $0.31 per diluted share) of charges related to the settlement with Federal government. (See NOTES 1, 2, and 3 of the notes to consolidated financial statements).

(g) Represents high and low sales prices of the Company's common stock which is traded on the New York Stock Exchange (ticker symbol HCA).

HCA Inc.
Senior Officers

Jack O. Bovender, Jr.
Chairman and Chief Executive Officer

Richard M. Bracken
President and Chief Operating Officer and Director

David G. Anderson
Senior Vice President – Finance and Treasurer

Victor L. Campbell
Senior Vice President

Rosalyn S. Elton
Senior Vice President – Operations Finance

James A. Fitzgerald, Jr.
Senior Vice President – Supply Chain Operations

V. Carl George
Senior Vice President – Development

Jay Grinney
President – Eastern Group

Samuel N. Hazen
President – Western Group

Frank M. Houser, M.D.
Senior Vice President – Quality and Medical Director

R. Milton Johnson
Senior Vice President and Controller

Patricia T. Lindler
Senior Vice President – Government Programs

A. Bruce Moore, Jr.
Senior Vice President – Operations Administration

Philip R. Patton
Senior Vice President – Human Resources

Gregory S. Roth
President – Ambulatory Surgery Group

William B. Rutherford
Chief Financial Officer – Eastern Group

Richard J. Shallcross
Chief Financial Officer – Western Group

Joseph N. Steakley
Senior Vice President –
Internal Audit & Consulting Services

Beverly B. Wallace
President – Financial Services Group

Robert A. Waterman
Senior Vice President and General Counsel

Noel Brown Williams
Senior Vice President and Chief Information Officer

Alan R. Yuspeh
Senior Vice President – Ethics, Compliance and
Corporate Responsibility

HCA Inc.
Board of Directors

Magdalena H. Averhoff, M.D.
Practicing Physician

Jack O. Bovender, Jr.
Chairman and Chief Executive Officer, HCA

Richard M. Bracken
President and Chief Operating Officer, HCA

J. Michael Cook
Retired Chairman and Chief Executive Officer,
Deloitte & Touche LLP

Martin Feldstein
Professor of Economics, Harvard University
President and CEO, National Bureau of Economic
Research

Thomas F. Frist, Jr., M.D.
Chairman Emeritus, HCA

Frederick W. Gluck
Senior Counselor, McKinsey & Company, Inc.
Retired Vice Chairman, Bechtel Group, Inc.
Retired Managing Director, McKinsey & Company, Inc.

Glenda A. Hatchett
Host of Syndicated Television
Court Show, "Judge Hatchett"
Retired Chief Judge, Fulton County Juvenile Court

Charles O. Holliday, Jr.
Chairman and Chief Executive Officer, Dupont

T. Michael Long
Partner, Brown Brothers Harriman & Company

John H. McArthur
Retired Dean, Harvard University Graduate School
of Business Administration

Kent C. Nelson
Retired Chairman and Chief Executive Officer,
United Parcel Service

Carl E. Reichardt
Vice Chairman of Ford Motor Company
Retired Chairman and Chief Executive Officer,
Wells Fargo & Company

Frank S. Royal, M.D.
Practicing Physician

Harold T. Shapiro
President Emeritus and Professor, Princeton University

STOCK INFORMATION AND DIVIDENDS

The Company's common stock is traded on the New York Stock Exchange (symbol "HCA"). At the close of business on April 1, 2003, there were approximately 14,500 holders of record of the Company's common stock and one holder of the Company's nonvoting common stock.

The Company currently pays a regular quarterly dividend of $0.02 per share of Company common stock. While it is the present intention of the Company's Board of Directors to continue paying a quarterly dividend of $0.02 per share, the declaration and payment of future dividends by the Company will depend upon may factors, including the Company's earnings, financial condition, business needs, capital and surplus and regulatory considerations.

STOCKHOLDER INFORMATION

Investor Relations Department
HCA
One Park Plaza
Nashville, Tennessee 37203
(615) 344-9551

ANNUAL MEETING

The Annual Meeting of Stockholders of HCA will be held on May 22, 2003 at 1:30 p.m. Central Daylight Time, at the HCA Corporate Office, located at One Park Plaza, Nashville, Tennessee.

STOCKHOLDER SERVICES

Questions concerning stock certificates and dividends should be addressed to HCA's transfer agent, National City Bank, Corporate Trust Operations, Dept. 5352, P.O. Box 92301, Cleveland, OH 44193-0900; or call (800) 622-7809 or (216) 257-8663; or send an e-mail message to shareholder.inquiries@NationalCity.com.

ADDITIONAL INVESTOR INFORMATION

Questions and requests for additional information from stockholders, security analysts, brokers and other investors should be addressed to the Investor Relations Department at the Corporate Office. Investor information may also be obtained by visiting the HCA website at www.hcahealthcare.com.

EARNINGS WEBCAST

HCA invites its stockholders to participate in the Company's quarterly earnings webcast. Information concerning date, time and Internet address may be obtained by logging onto the Investor Relations page at www.hcahealthcare.com.

INVESTOR CONTACT

W. Mark Kimbrough
Vice President, Investor Relations
(615) 344-2688
(615) 344-2266 (FAX)

FORM 10-K

A copy of HCA's 2002 Annual Report on Form 10-K filed with the Securities and Exchange Commission can be obtained free of charge from the Investor Relations Department at the Corporate Office.

Design: Logan Design (.com), Glendale, California / Photography: White Photography, Van Nuys, California / Printing: ColorGraphics, Mark Nuremberg, Los Angeles, California

Above all else, we are committed to the care and improvement of human life. In recognition of this commitment, we will strive to deliver high quality, cost-effective healthcare in the communities we serve. In pursuit of our mission, we believe the following value statements are essential and timeless:

We recognize and affirm the unique and intrinsic worth of each individual.

We treat all those we serve with compassion and kindness.

We act with absolute honesty, integrity and fairness in the way we conduct our business and the way we live our lives.

We trust our colleagues as valuable members of our healthcare team and pledge to treat one another with loyalty, respect, and dignity.

Mission and



HCA

Hospital Corporation of America℠